EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 17, 2018 and appears as
Exhibit 99.1
to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2018

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

FOREIGN EXCHANGE	4
SUMMARY	5
MAP	8
QUÉBEC	9
Overview	9
Constitutional Framework	9
Government	10
Native Peoples	10
ECONOMY	14
Economic Developments in 2017	14
Plan Nord	14
Investment in Bombardier	15
Economic Structure	17
Free Trade Agreements	25
GOVERNMENT FINANCES	27
Financial Administration	27
Consolidated Financial Transactions	28
2017-2018 Preliminary results	30
2018-2019 Forecast – Budget 2018-2019	31
Accounting Standard	31
Economic Assumptions	32
Consolidated Revenue	32
Consolidated Expenditure	36
Government Employees and Collective Unions	39
Consolidated Non-Budgetary Transactions	40
GOVERNMENT ENTERPRISES AND BODIES	42
Enterprises Included in the Government’s Reporting Entity	44
Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity	47
PUBLIC SECTOR DEBT	49
Government Debt	50
Guaranteed Debt	53
Funded Debt of the Municipal Sector and Other Institutions	54

Government’s Commitments	55
WHERE YOU CAN FIND MORE INFORMATION	56
FORWARD-LOOKING STATEMENTS	56
SUPPLEMENTARY INFORMATION	57

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the major foreign currencies in which debt of Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency
(CAD per unit of foreign currency)
Foreign Currency	2014	2015	2016	2017	2018	(1)
United States Dollar	1.1045	1.2787	1.3248	1.2986	1.2670
Japanese Yen	0.0105	0.0106	0.0122	0.0116	0.0117
Swiss Franc	1.2078	1.3286	1.3450	1.3189	1.3298
Pound Sterling	1.8190	1.9540	1.7962	1.6720	1.7686
Australian Dollar	0.9963	0.9604	0.9852	0.9951	0.9902
Euro	1.4671	1.4182	1.4660	1.4650	1.5569
Hong Kong Dollar	0.1424	0.1649	0.1707	0.1667	0.1617

(1) Monthly average through the end of April 2018.
Source : Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2018” and “2017-2018” refer to the fiscal year ended March 31, 2018, and, unless otherwise indicated, “2017” means the calendar year ended December 31, 2017. “Fiscal 2019” and “2018-2019” refer to the fiscal year that will end on March 31, 2019. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy
(dollar amounts in millions, unless otherwise specified)
	2013	2014	2015	2016	2017
GDP at current market prices	364,530	375,513	384,511	394,819	415,624
% change - GDP in chained 2007(1)	1.4	1.8	1.0	1.4	3.1
Household income	327,421	337,241	349,891	360,978	376,681
Capital expenditures	38,365	34,288	34,602	34,776	35,890
International exports of goods	66,102	76,103	82,098	80,371	85,284
Population at July 1 (in thousands)	8,151	8,211	8,255	8,322	8,394
Unemployment rate	7.6	7.7	7.6	7.1	6.1
Consumer Price Index - % change	0.7	1.4	1.1	0.7	1.0
Average exchange rate (USD per CAD)	0.9710	0.9054	0.7820	0.7548	0.7701

(1) Adjusted for the effects of inflation in the currency from year to year.

Consolidated Financial Transactions Fiscal year ending March 31(1)
(dollar amounts in millions)
				Preliminary		Budget
				Results		Forecast
	2015	2016	2017	2018	(3)	2019
Own-source revenue	77,444	81,245	82,728	84,527		85,923
Federal transfers	18,539	18,901	20,179	22,669		23,674
Total consolidated revenue	95,983	100,146	102,907	107,196		109,597
Expenditure	–85,577	–86,493	–89,018	–94,817		–99,313
Debt service	–10,270	–10,009	–9,527	–9,237		–9,380
Total consolidated expenditure	–95,847	–96,502	–98,545	–104,054		–108,693
Contingency reserve	—	—	—	—		—
Surplus (deficit) within the meaning of the public accounts	136	3,644	4,362	3,142		904
Deposits of dedicated revenues in the Generations Fund(4)	–1,279	–1,453	–2,001	–2,292		–2,491
Use of the stabilization reserve	—	—	—	—		1,587
Accounting changes	418	—	—	—		—
Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve	–725	2,191	2,361	850		—
Deposits of dedicated revenues in the Generations Fund	1,279	1,453	2,001	2,292		2,491
Use of the stabilization reserve	—	—	—	—		–1,587
Accounting changes	–418	—	—	—		—
Surplus (deficit) within the meaning of the public accounts	136	3,644	4,362	3,142		904
Non-budgetary transactions	–1,088	564	1,386	–877		–2,988
Net financial requirements	–952	4,208	5,748	2,265		–2,084

(1)	Financial information is presented on a consolidated basis, as in Budget 2018-2019.
(2)	Fiscal 2015, 2016, 2017 and 2018 data have been reclassified to be on the same budgetary structure as Fiscal 2019, as in Budget 2018-2019.
(3)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in Budget 2018-2019, which was released on March 27, 2018. These preliminary results are subject to change.
(4)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
					Preliminary
	2014	2015	2016	2017	Results 2018 (2)
Government Funded Debt
Borrowings - Government	167,242	176,632	179,455	183,500	189,370
Borrowings - to finance Government Enterprises(3)	433	383	308	258	—
Government Guaranteed Debt(4)	40,361	41,662	43,843	42,882	43,160
Municipal Sector Debt	22,622	23,305	23,846	24,058	24,505
Education Institutions(5)	819	814	875	898	898
Public Sector Funded Debt(6)	231,477	242,796	248,327	251,596	257,933
Per Capita ($)	28,397	29,571	30,082	30,233	30,728
As percentage of(7)
GDP	63.5%	64.7%	64.6%	63.7%	62.1%
Household income	70.7%	72.0%	71.0%	69.7%	68.5%

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in Budget 2018-2019. These preliminary results are subject to change.
(3)	These amounts correspond to the debt of the Financing Fund to finance Government enterprises and entities not included in the reporting entity. As of 2018, this debt is included in the gross debt ($218 million as at March 31, 2018).
(4)	Represents debt of Hydro-Québec.
(5)	Represents debt of the universities other than the Université du Québec and its constituents.
(6)	Includes debt covered by the Government’s commitments (see “Government’s Commitments”).
(7)	Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Hudson Strait
Kangiqsujuaq
Nunavik Nickel
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande Rivière
Churchill
Renard
Fermont
Mateagami
Fire Lake
Projet La Romaine
Matagami
Manicouagan
Havre-Saint-Pierre
Sept-Îles
Bachelor
Amos
Baie-Comeau
Gaspé
Newfoundland and Labrador
Rouyn-Noranda
Val-d'Or
Saint-Félicien
Matane
Saguenay
Mont-Joli
Golfe du Saint-Laurent
Fleuve Saint-Laurent
La Tuque
La Pocatière
Québec
New Brunswick
Prince Edward Island
Trois-Rivières
Bécancour
Gatineau
Windsor
Ontario
United States
Nova Scotia
Atlantic Ocean
Bromont
0
200 km
Mirabel
Varennes
Longueuil
Montréal
Vaudreuil-Dorion
Beauharnois

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International border
- Interprovincial border
- Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.4 million, representing 22.8% of the population of Canada, as of January 2018). The population of Québec increased on average by 0.8% per year since 2013. Over the same period, the population of Canada increased on average by 1.1% per year.

Québec has a modern, developed economy. In 2017, the service sector contributed 76.7%, the manufacturing industry 14.0%, the construction industry 6.2% and the primary sector 3.1% to real GDP in chained 2007 dollars. Québec’s real GDP represented 19.1% of Canada’s real GDP in 2017. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and utilities. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment products (including aircraft, motor vehicles and parts), petroleum and coal products, chemical products, paper products and plastics and rubber products. Québec also has significant hydroelectric resources, generating 30.8% of the electricity produced in Canada in 2017.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 80 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in The Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Québec held referenda in 1980 and 1995 dealing with its independence from Canada both of which were rejected by Québec’s voters. In 1998, the Supreme Court of Canada held that Québec does not have a right to unilaterally secede from Canada either under Canadian constitutional law or international law. However, the Supreme Court held that if Quebecers were to clearly express their intention to pursue secession, then the other provinces and Canada would have to negotiate with Québec in accordance with constitutional principles and in good faith.

Following the last general election, held on April 7, 2014, the Québec Liberal Party, a federalist party, formed a majority Government. It previously formed the Government from April 2003 to September 2012. With regard to the constitutional issue, the Québec Liberal Party pursues a policy that emphasizes the values of Canadian federalism. In particular, its platform is focused on strengthening Québec’s place within the federation, on forming new alliances with the other provinces and on promoting intergovernmental cooperation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The current National Assembly consists of 66 members of the Québec Liberal Party, 28 members of the Parti québécois, 21 members of the Coalition Avenir Québec, 3 members of Québec solidaire and 7 independent members. The mandate of the current members will expire on August 29, 2018 and the next general election will be held on October 1, 2018, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Native Peoples

Various aboriginal communities in Québec have initiated legal actions to have the existence of their ancestral rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The ancestral rights of aboriginal people are recognized under section 35 of the Constitution Act. Taken as a whole, aboriginal people are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA.

—	In the first action (The Betsiamites Band et al. v. Attorney-General of Québec, the Attorney-General of Canada and Hydro-Québec (Superior Court, No 500-17-018685-035)), which was filed in December 2003, the Innus of Pessamit (formerly named the Betsiamites) are claiming the invalidity of the provisions of the JBNQ Act and of An Act respecting the agreement concerning James Bay and Northern Québec, CQLR, chapter C-67 that are alleged to have infringed on the ancestral rights of the Innus of Pessamit, by extinguishing their rights over the territory covered by the JBNQA. The Innus of Pessamit also claim full enjoyment of their ancestral rights over this territory that they consider to be their ancestral territory and $75 million in compensation for loss of enjoyment of these rights for more than 25 years. Alternatively, they claim $250 million as fair compensation in the event the Court should conclude that their ancestral rights were extinguished by the provincial and federal statutes in question. Québec and Hydro-Québec are contesting this claim. In November 2017, the Court indefinitely suspended this action.

—	The second action concerns the community of Uashat-Maliotenam (The Innus of Takuikan Uashat Mak Mani-Utenam Band et al. v. Attorney-General of Québec, the Attorney-General of Canada and Hydro-Québec. (Superior Court, No 200-17-004196-036)). In this action, also filed in December 2003, representatives of the Innus of Takuikan instituted an action seeking judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs, who claim not to be parties to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. They seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands, and damages from Canada, Québec and Hydro-Québec, jointly and severally, in an amount of up to $1.5 billion (subject to further increase by the plaintiffs). Québec intends to contest this claim. In April 2014, Hydro-Québec agreed with the plaintiffs to suspend these legal proceedings pending ongoing settlement discussions between the parties.

—	The third action was filed in December 2003 by the Atikamekw (the Atikamekw Band of Opiticiwan et al. v. Attorney-General of Québec and the Attorney-General of Canada and Hydro-Québec (Superior Court, No 500-17-018678-030)). The Atikamekw are asking the Court to declare that the JBNQ Act did not extinguish the “native, ancestral or aboriginal claims, rights, titles and interests” they may hold in the portion of the territory they claim and which is located on the territory covered by the JBNQA. Alternatively, the Atikamekw are claiming compensation of $300 million for the unilateral extinguishment of their claims, titles, rights and interests over the territory mentioned above. Québec intends to contest this claim. In April 2014, Hydro-Québec agreed with the plaintiffs to suspend these legal proceedings.

—	The fourth action was filed by the Matimekush Lac-John Innu community in December 2013 (Les Innus de Matimekush-Lac John et al. c. Procureur général du Canada et Procureur général du Québec (Superior Court, No 500-17-080445-136)). The community asked the Court to declare the JBNQ Act inapplicable to it and that the JBNQ Act did not extinguish its ancestral claims, rights, titles and interests on the portion of the traditional territory that it is claiming that overlaps the territory covered by the northern agreements (the JBNQA and the Northeastern Québec Agreement established by An Act approving the Northeastern Québec Agreement, CQLR, chapter C-67.1). The community is also demanding a declaration to the effect that it enjoys aboriginal title and ancestral rights on this portion of the territory. Alternatively, the community is claiming $500 million by way of compensation for the “expropriation of its rights and interests" in respect of the territory. Québec intends to contest this claim.

—	The fifth action was filed on June 3, 2014 by the Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community (Les Algonquins d’Abitibiwinni et al. c. Procureur général du Canada et Procureur général du Québec (Superior Court, No 500-17-082705-149)). The communities asked the Court to declare the JBNQ Act inapplicable to them and that the JBNQ Act did not extinguish their ancestral claims, rights, titles and interests on the portion of the territory called the “Territoire des Algonquins du Nord” that they are claiming that overlaps the territory covered by the JBNQA. They are also demanding a declaration to the effect that the claimant communities enjoy aboriginal title and ancestral rights on this portion of the territory. Alternatively, the communities are claiming $500 million by way of compensation for the

“expropriation of their rights and interests” in respect of the territory. Québec intends to contest this claim.

Three legal actions dated March 28, 2014 were filed by Innu communities, each seeking $1 billion in compensation and recognition of Aboriginal rights and Aboriginal title with respect to their traditional territories (Première nation d’Essipit et al. c. Procureur général du Québec et Procureur général du Canada (Superior Court, No 500-17-081755-145), Première nation de Natashkuan et al. c. Procureur général du Québec et Procureur general du Canada (Superior Court, No 500-17-081757-141) and Première nation de Pekuakamiulnuatsh et al. c. Procureur général du Québec et Procureur général du Canada (Superior Court, No 500-17-081756-143)). Similar claims had been filed by the same Innu communities on December 30, 2003 and later withdrawn in accordance with agreements reached on March 30, 2004, whereby Québec and Canada agreed to extend the legal prescription for a ten-year period. Negotiations are continuing between the governments and the three Innu communities with the aim of concluding a final agreement concerning their overall land claims and withdrawal of the proceedings.

Two other legal actions seeking damages and interest have been filed by aboriginal communities to obtain compensation for alleged infringements of their rights over territories not covered by the JBNQA.

—	In the first action, filed in 1998 (The Innu Nation of Pessamit et al. v. Attorney-General of Québec, the Attorney-General of Canada and Hydro-Québec (Superior Court, No 500-05-039472-988)), the Innus of Pessamit are seeking judicial recognition of their aboriginal title and ancestral rights over certain areas of land in Québec North Shore, including the area where Hydro-Québec’s Manicouagan-Outardes hydroelectric facilities are located. In addition, the Innus of Pessamit are claiming $500 million, with interest, for damages caused to the territory by the construction of hydroelectric facilities in the late 1960s and early 1970s. They are also demanding that Hydro-Québec be ordered to turn over to the Innus of Pessamit a portion of the revenue from the production of electrical power by these facilities. In November 2006, the Innus of Pessamit reinstated the legal action. By amendment, the Innus of Pessamit attempted to increase their initial claim of $500 million to $10.8 billion and to add annual compensation payments of $657 million. The motion for amendment was denied by the Québec Superior Court in July 2010 and the Québec Court of Appeal in February 2011. Québec and Hydro-Québec are contesting this claim. After a stay of proceedings from July 2015 to January 2017, the Court held, in November 2017, a case management conference whereby the parties agreed to a new timetable for the resumption of proceedings and the Innus of Pressamit were granted until June 2019 to prepare expert assessments. A case management conference will be convened following filing of such expert assessments. An amended claim was served on the Attorney General on February 16, 2018.

—	The second action (The First Nation of Pessamit et al. v. Attorney-General of Québec, the Attorney-General of Canada (Superior Court, No 500-17-028743-055)) was filed by the Innus of Pessamit in December 2005. This action covers the portion of the traditional territory they claim (50,000 square kilometers of 138,000 square kilometers) on which forest development has been carried out since the mid-19th century. This legal action impleads the 27 forest products companies that hold at least one timber supply and forest management agreement on the traditional territory claimed by the Innus of Pessamit. In this lawsuit, the Innus of Pessamit seek confirmation that: 1) they hold aboriginal title and ancestral rights over their traditional territory; 2) forest development of this territory was authorized illegally; 3) the Government was not entitled to collect revenues from such development; and 4) the Forest Act cannot apply to the traditional territory of the Innus of Pessamit. Lastly, the Innus of Pessamit are claiming damages and interest of $1 billion against Québec and Canada for infringement of enjoyment of their ancestral rights and $2.1 billion against Québec for breach of their right to develop the forest resource. On September 30, 2006, the Innus of Pessamit amended this legal action, adding a claim for the payment of $50 million in damages and interest against Québec and a forest company for logging activities carried out on

René Levasseur Island. Québec is contesting this claim. Parties are awaiting the case management conference relating to the first action described in the previous paragraph to determine the next steps in this case.

The Uashaunnuat filed a motion before the Superior Court of Québec in May 2010 (The Innus of Takuikan Uashat Mak Mani-Utenam Band et al. v. Attorney-General of Québec, Attorney-General of Canada and Hydro-Québec (Superior Court, No 500-17-050868-093)) seeking an interlocutory injunction regarding, among other things, Hydro-Québec’s proposed construction of transmission lines to connect the Romaine River hydroelectric complex to Hydro-Québec’s grid which, according to the Uashaunnuat, is being undertaken in violation of their ancestral rights on their alleged ancestral territory. In addition, the Uashaunnuat are raising various procedural claims relating to the environmental review process. In mid-January 2011, Hydro-Québec and the claimants entered into an agreement in principle regarding these claims which was rejected by the members of the Uashaunnuat in a referendum held April 15, 2011. During the summer of 2011, negotiations were held between Québec and the Uashaunnuat leading to an agreement stipulating different measures in matters of economic and community development. In a second referendum, the members of the Uashaunnuat rejected the ratification of the agreement in principle with Hydro-Québec, as well as the new agreement with Québec. On April 11, 2014, a majority of 54% of the members of Uashaunnuat voted in a referendum in favor of a new agreement in principle with Hydro-Québec that calls for the negotiation of a possible final agreement. In March 2015, a proposal for settlement presented by Hydro-Québec was accepted by the members of Uashaunnuat. Further to this proposal, the majority of the Innu plaintiffs voluntarily withdrew their motion after a settlement agreement was signed with Hydro-Québec on March 27, 2015. On February 23, 2016, the Superior Court dismissed the motion with respect to the remaining Innu plaintiffs. A notice of appeal was filed with the Superior Court by the remaining plaintiffs on March 24, 2016. However, no record of a notice or request of appeal was ever filed with the Québec Court of Appeal, and Québec therefore considers this appeal to have been filed irregularly. In light of the applicable prescription time-limit, Québec now considers this dispute settled.

In December 1996, Philomène and George McKenzie, of the community of Uashat-Maliotenam near Sept-Îles, filed a motion for a declaratory judgment to have declared, in favor and on behalf of their families, an aboriginal title and ancestral rights, including for hunting, fishing and trapping on the land they claim as their traditional lands (Philomène McKenzie et al. v. Attorney-General of Québec et al. (Superior Court, No 500-05-027983-962)). The territory claimed covers roughly 1,600 square kilometers and is located north of Sept-Îles. In addition, they are asking that any mining project be subject to their consent. They are also asking for a permanent injunction against any project located on the territory they claim and the work resulting from it. The claimants are also demanding $7 million in damages and interest. This case remained inactive from 1997 until the spring of 2007, when the announcement of the Lac Bloom project (a mining project near Fermont, Québec) gave new impetus to the dispute. On April 13, 2007, the claimants served notice announcing an amendment to their petition, adding ten new claimants and increasing the land area on which ancestral rights and aboriginal title are claimed from 1,600 square kilometers to 16,679 square kilometers. The amount of damages claimed has also risen from $7 million to $350 million.

ECONOMY

Economic Developments in 2017

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2007 dollars (“real GDP”), as published in the National Economic Accounts on March 2, 2018, increased at a rate of 3.0% in 2017, compared to 1.4% in 2016. This increase was mainly attributable to consumer spending, and residential construction. Final domestic demand increased by 3.0% in in real terms in 2017, compared to 1.1% in 2016. Real consumer spending increased by 3.5% in 2017, compared to 2.4% in 2016. International exports increased by 1.0% in volume and by 5.1% in value in 2017, compared to increases of 1.0% and 0.2%, respectively, in 2016. Imports increased by 3.6% in volume and by 4.7% in value in 2017, compared to a decrease of 1.0% in volume and an increase of 0.2% in value in 2016.

In real terms, non-residential investment increased by 2.8% in 2017, the result of a 3.8% increase in the government sector and a 2.5% increase in the business sector. Residential investment increased by 3.1% in 2017, due to a 11.0% increase in housing starts. Government expenditure on goods and services increased by 2.2% in 2017.

The Consumer Price Index (“CPI”) increased by 1.6% in 2017. Overall employment increased by 1.9% in 2017, while the unemployment rate decreased to 6.3% from 7.0% in 2016.

Québec. Real GDP, as published in the Québec Economic Accounts on March 27, 2018, increased at a rate of 3.1% in 2017, compared to an increase of 1.4% in 2016. Final domestic demand increased by 3.4% in real terms in 2017, compared to a 2.3% increase in 2016. Real consumer spending increased by 3.1% in 2017, compared to 2.7% in 2016. International exports increased by 1.9% in volume and by 5.4% in value in 2017, compared with increases of 1.0% in volume and 1.3% in value in 2016. International imports increased by 3.9% in volume and by 5.1% in value in 2017, compared with increases of 2.2% in volume and an increase of 0.7% in value in 2016.

In real terms, non-residential investment increased by 4.3% in 2017, the result of a 4.7% increase in the business sector and a 3.4% increase in the public sector. Residential investment increased by 7.8% in 2017.

The CPI increased by 1.0% in 2017. Overall employment increased by 2.2% in 2017 while the unemployment rate decreased to 6.1% from 7.1% in 2016.

Plan Nord

On April 8, 2015, the Government unveiled “The Plan Nord toward 2035, 2015-2020 Action Plan”, an updated and enhanced version of the previous Plan Nord put forth in May 2011. Through this Action Plan, the Government intends to implement concrete actions to support the development of Northern Québec’s economic potential.

The Plan Nord territory, which covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area, contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government will seek to develop the Plan Nord territory’s natural resources. Over 25 years, the Government intends to invest approximately $2.7 billion to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments will be made through the Société du Plan Nord, an agency created to coordinate Government’s action for the Plan Nord Territory’s development. In order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired, in March 2016, the rail and port facilities at Pointe-Noire, near the Sept-Îles port. On April 9, 2017, the Government confirmed the conclusion of a Memorandum of Understanding with two mining companies, Tata Steel Minerals Canada and Quebec Iron Ore Inc., a subsidiary of Champion Iron Limited, to manage and develop these industrial facilities, in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partenership (“SFPPN”). On March 26, 2018, the Government unveiled a major $280 million investment plan to develop these facilities. The mining companies, which are also the SFPPN’s partners and clients, will contribute financially to this investment plan. A contribution from the federal government is also expected. The Government also intends to invest another $1 billion, through the Capital Mines Hydrocarbures Fund, to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances.

Investment in Bombardier

The Ministère de l’Économie, de la Science et de l’Innovation du Québec, through Investissement Québec, has made a US$1.0 billion investment to initially acquire a 49.5% stake in the C Series Aircraft Limited Partnership (“CSALP”), which carries on the operations related to the C Series aircraft program of Bombardier Inc. This program involves the development of a new commercial aircraft targeting the 100- to 150-seat market segment. In exchange for a 50.5% stake in this partnership, Bombardier Inc. transferred all of the assets, liabilities and obligations of the C Series aircraft program.

In connection with this investment, the Government also received 100 million warrants, each warrant entitling the Government to purchase 1 Class B share of Bombardier at a price per share equal to US$1.72, half of which expire in June 2021 and half in September 2021.

On October 16, 2017, the Government approved the addition of Airbus as a new strategic partner in the Bombardier C Series. Under the terms of this agreement, Airbus will provide to CSALP expertise on procurement, sales, marketing and customer support, and will acquire a 50.01% share in CSALP. As of May 17, 2018, Bombardier, Airbus and the Government are currently negotiating the final terms of the agreement.

TABLE.1
Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)
						Compound Annual
						Rate of Growth
	2013	2014	2015	2016	2017	2013-2017
GDP
At current market prices	364,530	375,513	384,511	394,819	415,624
	3.0%	3.0%	2.4%	2.7%	5.3%	3.3%
In chained 2007 dollars	329,228	335,146	338,463	343,260	353,994
	1.4%	1.8%	1.0%	1.4%	3.1%	1.7%
Per capita	40,389	40,819	41,001	41,248	42,172
	0.6%	1.1%	0.4%	0.6%	2.2%	1.0%
Household income	327,421	337,241	349,891	360,978	376,681
	2.7%	3.0%	3.8%	3.2%	4.4%	3.4%
Per capita	40,168	41,074	42,386	43,377	44,875
	1.9%	2.3%	3.2%	2.3%	3.5%	2.6%
Capital expenditures	38,365	34,288	34,602	34,776	35,890
	-4.5%	-10.6%	0.9%	0.5%	3.2%	-2.2%
Value of manufacturers' shipments	136,163	144,816	143,415	143,204	155,454
	-1.5%	6.4%	-1.0%	-0.1%	8.6%	2.4%
Retail trade	106,890	109,628	111,755	119,181	125,723
	3.0%	2.6%	1.9%	6.6%	5.5%	3.9%
	(In thousands of persons)
Population (at July 1)	8,151	8,211	8,255	8,322	8,394
	0.8%	0.7%	0.5%	0.8%	0.9%	0.8%
Labor Force	4,394	4,400	4,434	4,448	4,496
	1.2%	0.1%	0.8%	0.3%	1.1%	0.7%
Participation rate (percentage)	65.0%	64.7%	64.8%	64.6%	64.9%
Employment	4,061	4,060	4,097	4,133	4,223
	1.4%	0.0%	0.9%	0.9%	2.2%	1.1%
Unemployment rate (percentage)	7.6%	7.7%	7.6%	7.1%	6.1%
	(2002=100)
CPI	121.7	123.4	124.7	125.6	126.9
	0.7%	1.4%	1.1%	0.7%	1.0%	1.0%

(1) Unless otherwise indicated, percentages are percentage changes from the previous year.
Sources :	Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2017, Québec accounted for 19.1% of Canada’s real GDP. The service sector accounted for 76.7% of Québec’s real GDP, compared with 20.2% for the secondary sector and 3.1% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2017, the value of exports (including to other Canadian provinces) represented 45.4% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2
Real Gross Domestic Product by Sector at Basic Prices in Chained 2007 Dollars(1)
(dollar amounts in millions)
					% of total 2016			% of total 2017
	2013	2014	2015	2016	Québec	Canada	2017	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	5,097	4,950	5,219	5,450	1.7	1.7	5,409	1.6	1.6
Mining and oil and gas extraction	3,726	4,337	4,621	4,596	1.4	8.1	4,883	1.5	8.5
	8,823	9,287	9,840	10,046	3.1	9.8	10,292	3.1	10.1
Secondary Sector
Manufacturing	43,084	44,632	44,800	44,401	13.9	10.4	46,053	14.0	10.3
Construction	20,744	19,688	19,398	19,831	6.2	7.0	20,490	6.2	7.1
	63,828	64,320	64,198	64,232	20.1	17.4	66,543	20.2	17.4
Service Sector
Community, business and personal services	86,052	87,866	88,302	89,514	28.0	25.5	91,468	27.9	25.1
Finance, insurance and real estate	53,639	54,502	56,140	57,717	18.1	20.1	59,177	18.0	20.0
Wholesale and retail trade	36,240	36,814	37,526	38,151	12.0	11.1	40,161	12.2	11.4
Governmental services	22,415	22,328	21,828	22,252	7.0	6.3	22,726	6.9	6.2
Transportation and warehousing	12,452	12,950	13,482	13,934	4.4	4.4	14,748	4.5	4.5
Utilities	12,624	12,927	12,865	12,958	4.1	2.3	13,419	4.1	2.3
Information and cultural services	10,082	9,941	9,880	10,064	3.2	3.1	10,154	3.1	3.0
	233,504	237,328	240,023	244,590	76.8	72.8	251,853	76.7	72.5
Real GDP	306,155	310,935	314,061	318,868	100.0	100.0	328,688	100.0	100.0

(1)	North American Industrial Classification System (NAICS) in chained 2007 dollars. For the chained 2007 dollars, the aggregate amounts are not equal to the sums of their components.
Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2017, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 3.1% to real GDP and accounted for 2.2% of employment in Québec. Québec’s forests, covering 761,000 square kilometers, or 294,000 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have produced 0.998 billion cubic feet of timber in 2016 (latest data available), generating revenue of $2.009 billion from sales to domestic and foreign customers. In 2017, the value of fabricated wood products shipments increased by 7.7% and the value of exports increased by 6.6%. In mining and oil and gas extraction, which represented 47.4% of the primary sector in 2017, production is concentrated mainly in gold, iron ore, nickel, stone, zinc and copper. In 2017, the value of mineral production amounted to $9.0 billion.

Secondary Sector. In 2017, the secondary sector, which consists of the manufacturing and construction industries, contributed 20.2% to real GDP and accounted for 17.5% of employment in Québec. In terms of real GDP, the construction industry recorded a 3.3% increase in 2017 over 2016. In 2017, real GDP in the manufacturing industry increased by 3.7%, but employment decreased by 0.2%. The stronger GDP growth from Québec’s trading partners explains the increase in manufacturing real GDP. The manufacturing industries that showed the strongest growth are plastics and rubber products (12.5% in real GDP and 0.1% in employment), fabricated metal product manufacturing (9.0 % in real GDP and 4.0% in employment), petroleum and coal product manufacturing (8.8% in real GDP and -9.9% in employment), computer and electronic products (8.3% in real GDP and -5.1% in employment) and machinery (8.0% in real GDP and 7.0% in employment). The manufacturing industries that showed declines are beverage and tobacco product manufacturing (-3.7% and 15.9% in employment), printing and related support activities (-3.7% and -2.1% in employment), clothing and leather and allied products (-1.8% in real GDP and -1.6% in employment), and transportation equipment manufacturing (-0.4% in real GDP and 1.2% increase in employment).

The value of shipments of primary metals increased by 12.8% in 2017. Durable goods accounted for 57.2% of manufacturing real GDP and 58.1% of manufacturing employment. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), petroleum and coal products, chemical products, paper products and plastics and rubber products. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

TABLE.3
Value of Manufacturer's Shipments(1)
(dollar amounts in millions)
					% of total		% of total
	2013	2014	2015	2016	2016	2017	2017
Food manufacturing	18,951	20,993	21,453	22,939	16.0	23,930	15.4
Primary metal manufacturing	18,839	19,811	19,039	18,942	13.2	21,368	13.7
Transportation equipment manufacturing	15,467	18,844	20,324	18,118	12.7	19,898	12.8
Chemical manufacturing	8,458	8,961	9,165	9,636	6.7	10,229	6.6
Paper manufacturing	8,228	8,632	9,156	9,302	6.5	9,782	6.3
Plastics and rubber products manufacturing	7,034	7,408	7,815	8,132	5.7	9,134	5.9
Fabricated metal product manufacturing	7,458	7,847	7,827	7,766	5.4	8,470	5.4
Wood product manufacturing	6,197	6,673	7,134	7,799	5.4	8,398	5.4
Machinery manufacturing	6,237	5,584	5,992	6,345	4.4	6,790	4.4
Beverage and tobacco product manufacturing	3,691	3,831	4,001	4,272	3.0	4,409	2.8
Furniture and related product manufacturing	3,335	3,134	3,275	3,281	2.3	3,546	2.3
Electrical equipment, appliance and component manufacturing	3,747	3,220	2,915	3,293	2.3	3,433	2.2
Others(2)	28,521	29,878	25,319	23,379	16.3	26,067	16.8
	136,163	144,816	143,415	143,204	100.0	155,454	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Including notably, petroleum and coal products, furniture and related product manufacturing, computer and electronic, and furniture and printing.
Source : Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing, other utility services and information and cultural services. In 2017, the service sector contributed 76.7% to real GDP and accounted for 80.3% of employment in Québec.

In terms of real GDP, there was growth in each of the industries in the service sector in 2017: transportation and warehousing (5.8%), wholesale and retail trade (5.3%), utilities (3.6%), finance, insurance and real estate (2.5%), community, business and personal services (2.2%), governmental services (2.1%) and information and cultural services (0.9%). Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Approximately 29.0% of all international tonnage handled in Canadian ports in 2011 (the most recent year for which information is available) passed through Québec’s shipping facilities. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2017, the value of total non-residential capital expenditures increased by 3.2% in Québec. Non-residential capital expenditures increased by 8.7% in the public sector, but decreased by 1.8% in the private sector.

The increase in non-residential capital expenditures resulted from increases in finance, insurance and real estate operators (13.2%), transportation and warehousing (9.1%), governmental, educational, health and social services (9.1%), construction (6.0%), mining and oil and gas extraction (4.0%), wholesale and retail trade (2.9%), information, cultural and other utilities (2.2%) and agriculture, forestry, fishing and hunting (1.7%). These increases were partially offset by decreases in business services, accommodation and other services (-25.0%) and manufacturing (-1.6%).

TABLE.4
Private and Public Sector Non-Residential Capital Expenditures in Quebec(1)(2)
(dollar amounts in millions)
					% of total		% of total
	2013	2014	2015	2016	2016	2017	2017
Non-residential Investment:
Governmental, educational, health and social services	N.A.	10,141	10,543	10,007	28.8	10,917	30.4
Information, cultural and other utilities	8,514	7,877	8,077	7,476	21.5	7,638	21.3
Manufacturing	3,449	3,786	3,583	3,878	11.2	3,818	10.6
Transportation and warehousing	2,724	2,709	3,196	3,139	9.0	3,425	9.5
Finance, insurance and real estate operators	N.A.	1,767	1,650	2,480	7.1	2,807	7.8
Business services, accommodation and other services	N.A.	2,287	2,268	2,782	8.0	2,087	5.8
Wholesale and retail trade	2,579	2,037	1,883	1,698	4.9	1,747	4.9
Mining and oil and gas extraction	3,630	2,117	1,665	1,575	4.5	1,638	4.6
Construction	1,092	929	937	956	2.7	1,013	2.8
Agriculture, forestry, fishing and hunting	672	638	710	787	2.3	800	2.2
	38,365	34,288	34,602	34,776	100.0	35,890	100.0
Private sector	20,527	18,557	17,399	18,176	52.3	17,849	49.7
Public sector	17,837	15,731	17,203	16,601	47.7	18,041	50.3
	38,365	34,288	34,602	34,776	100.0	35,890	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Non-residential construction and machinery and equipment.
Source : Statistics Canada.

Labor Force. In 2017, the labor force was estimated at 4.5 million persons, an increase of 1.1% from 2016. The participation rate for 2017 was estimated at 64.9% in Québec, compared to 65.8% in Canada. Total employment increased by 2.2% in 2017 in Québec, compared to a 1.9% increase in Canada. The unemployment rate in Québec decreased to 6.1% from 7.1% in 2016, whereas the unemployment rate in Canada decreased to 6.3% from 7.0% in 2016.

Energy. Of the total energy consumed in Québec in 2015 (the most recent year for which information is available), energy derived from electricity accounted for 37.6%, oil for 37.7%, natural gas for 16.0%, biomass for 7.8% and coal for 1.0%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2016, 99.8% of all electricity produced in Québec was from renewable sources. More than 41,600 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2016. Of the total electricity produced in Québec in 2016, 20.7% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 19.3% in 2015.

Exports and Imports. In 2017, Québec’s exports of goods and services totaled $188.8 billion of which $116.7 billion (61.8%) was international exports and $72.1 billion (38.2%) was interprovincial exports. Québec’s imports of goods and services totaled $207.0 billion, of which $138.0 billion (66.7%) were international imports and $68.9 billion (33.3%) were interprovincial imports. Québec’s international exports represented 17.6% of Canada’s total exports. In 2017, Québec’s external sector (as defined by the Economic Accounts of the Institut de la Statistique du Québec) registered an overall deficit of $18.2 billion, including a deficit of $21.3 billion on international trade and a surplus of $3.1 billion on interprovincial trade. In 2016, Québec registered an overall deficit of $16.4 billion, including a deficit of $20.7 billion on international trade and a surplus of $4.3 billion on interprovincial trade. The deterioration of the trade balance in 2017 reflects mainly the strong domestic demand and higher imports.

Québec’s international exports of goods are diversified: in 2017, aircraft and spacecraft have the largest export share, accounting for 10.5% of the total. Nuclear reactors, boilers, machinery and mechanical appliances rank second with 10.3% and aluminum and articles thereof are next with 9.4%. International exports of goods originating from Québec, calculated by the Institut de la Statistique du Québec from data on Canada’s total exports of goods, were $85.3 billion for 2017 compared with $80.4 billion in 2016, an increase of 6.1%.

Increases occurred in the value of exports of aluminum and articles thereof (22.4%), copper and articles thereof (20.6%), mineral fuels and mineral oils (14.1%), nuclear reactors, boilers, machinery and mechanical appliances (13.4%), plastics and articles thereof (10.1%), ores, slag and ash (6.4%), wood and articles of wood (6.4%), motor vehicles, trailers, bicycles, and motorcycles and other similar vehicles (2.8%). These increases were partially offset by decreases in the value of paper and paperboard (-2.5%), aircraft and spacecraft (-2.3%), and electrical or electronic machinery and equipment (-2.1%).

The United States is Québec’s principal international export market, accounting for 70.5% of its international exports of goods in 2017. The balance of international exports is broadly distributed: Europe (13.9%), Asia excluding Middle-East (8.7%), Middle-East (1.7%), and the rest of world (5.2%). The share of international exports to destinations other than the United States rose from 25.4% in 2007 to 29.5% in 2017.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5
Quebec's International Exports of Goods
(dollars amounts in millions)
					% of total		% of total
	2013	2014	2015	2016	2016	2017	2017
Aircraft and Spacecrafts	7,334	9,746	11,094	9,188	11.4	8,975	10.5
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	6,006	6,970	7,534	7,762	9.7	8,800	10.3
Aluminum and Articles Thereof	6,183	6,862	7,118	6,538	8.1	8,002	9.4
Paper, Paperboard and Articles Made From These Materials	4,430	4,808	4,994	4,908	6.1	4,784	5.6
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	2,532	3,152	4,064	4,293	5.3	4,415	5.2
Wood and Articles of Wood	2,226	2,688	2,917	3,378	4.2	3,594	4.2
Mineral fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	4,312	4,265	3,890	3,046	3.8	3,477	4.1
Electrical or Electronic Machinery and Equipment	2,988	3,435	3,356	3,406	4.2	3,336	3.9
Ores, Slag and Ash	2,270	3,554	3,142	2,991	3.7	3,181	3.7
Plastics and Articles Thereof	2,107	2,388	2,599	2,645	3.3	2,913	3.4
Copper and Articles Thereof	2,450	2,822	2,745	2,379	3.0	2,869	3.4
Other goods(1)	23,266	25,415	28,644	29,837	37.1	30,939	36.3
TOTAL	66,102	76,103	82,098	80,371	100.0	85,284	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as precious metals, scientific and technical instrumentation, pharmaceuticals products and rubber.
Source: Institut de la statistique du Québec, customs basis.

TABLE.6
Quebec's International Imports of Goods
(dollar amounts in millions)
					% of total		% of total
	2013	2014	2015	2016	2016	2017	2017
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	11,194	11,810	13,672	14,357	16.6	16,761	18.3
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	8,936	9,494	10,763	11,004	12.7	11,527	12.6
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	20,923	18,513	12,527	9,555	11.0	9,461	10.3
Electrical or Electrononic Machinery and Equipment	7,116	7,054	7,003	7,101	8.2	6,396	7.0
Aircrafts and Spacecrafts	3,496	3,458	3,970	3,374	3.9	3,527	3.8
Pharmaceutical Products	2,309	2,019	1,986	2,542	2.9	3,087	3.4
Plastics and Articles Thereof	2,225	2,576	2,729	2,305	2.7	2,536	2.8
Optical, Medical , Photographic, Scientific and Technical Instrumentation	2,182	2,223	2,557	2,517	2.9	2,451	2.7
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,142	2,035	2,160	1,880	2.2	2,245	2.4
Furniture, and Stuffed Furnishings; Lamps and Illuminated Signs; Prefabricated Buildings	1,287	1,459	1,591	1,602	1.8	1,762	1.9
Rubber and Articles Thereof	1,545	1,634	1,777	1,698	2.0	1,724	1.9
Other goods(1)	24,993	27,334	29,922	28,773	33.2	30,220	33.0
TOTAL	88,346	89,610	90,658	86,709	100.0	91,698	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, organic chemicals and iron and steel.
Source: Institut de la statistique du Québec, customs basis.

TABLE.7
Quebec's International Exports of Services
(dollar amounts in millions)
				% of total		% of total
	2011	2012	2013	2013	2014	2014
Transportation and related services	5,346	5,603	5,731	21.4	6,159	21.8
Professional services	4,659	4,974	5,842	21.8	6,074	21.5
Wholesale and retail sales	4,592	5,123	5,464	20.4	5,897	20.8
Finance, Insurance and real estate	2,719	2,892	3,103	11.6	3,243	11.5
Administrative services	2,162	2,065	2,345	8.7	2,629	9.3
Accommodation and food services	1,630	1,656	1,709	6.4	1,852	6.5
Information and cultural services	1,465	1,552	1,708	6.4	1,568	5.5
Health, education and public administration	344	383	415	1.5	418	1.5
Arts, entertainment and recreation services	375	384	438	1.6	393	1.4
Other services	53	57	57	0.2	59	0.2
TOTAL	23,344	24,687	26,810	100.0	28,290	100.0

Source:	Statistics Canada, input-output tables.

TABLE.8
Quebec's International Imports of Services
(dollar amounts in millions)
				% of total		% of total
	2011	2012	2013	2013	2014	2014
Finance, insurance and real estate	3,855	3,939	4,535	24.9	4,477	23.9
Accommodation and food services	2,990	3,167	3,319	18.2	3,397	18.1
Transportation and related services	2,550	2,573	2,482	13.6	2,520	13.5
Professional services	1,597	1,768	2,042	11.2	2,441	13.0
Administrative services	2,051	2,160	2,411	13.3	2,364	12.6
Information and cultural services	1,951	1,979	1,644	9.0	1,728	9.2
Arts, entertainment and recreation services	828	823	896	4.9	849	4.5
Health, education and public administration	310	382	373	2.1	453	2.4
Wholesale and retail sales	485	377	309	1.7	303	1.6
Other services	164	174	177	1.0	192	1.0
TOTAL	16,785	17,345	18,191	100.0	18,726	100.0

Source:	Statistics Canada, input-output tables.

TABLE.9
Selected Trade Indicators for Québec
(dollar amounts in millions)
	2013	2014	2015	2016	2017
Exports of Goods and Services	161,627	172,777	178,056	180,835	188,806
Exports to other countries	94,497	105,365	109,342	110,709	116,739
Exports of goods to other countries	75,874	85,415	88,367	89,199	94,724
Exports of services to other countries	18,623	19,950	20,975	21,510	22,015
Exports to other provinces	67,130	67,412	68,714	70,126	72,067
Exports of goods to other provinces	34,896	34,146	34,206	35,405	36,355
Exports of services to other provinces	32,234	33,266	34,508	34,721	35,712
Ratio of Exports to Nominal GDP	44.3%	46.0%	46.3%	45.8%	45.4%
Imports of Goods and Services	184,210	190,002	193,158	197,218	206,967
Imports from other countries	120,859	126,941	130,470	131,379	138,025
Imports of goods from other countries	102,678	108,222	110,779	111,102	116,976
Imports of services from other countries	18,181	18,719	19,691	20,277	21,048
Imports from other provinces	63,351	63,061	62,688	65,839	68,942
Imports of goods from other provinces	28,452	26,878	25,809	26,832	28,094
Imports of services from other provinces	34,899	36,183	36,879	39,007	40,848
Balance of Goods and Services	-22,583	-17,225	-15,102	-16,383	-18,161
Balance with other countries	-26,362	-21,576	-21,128	-20,670	-21,286
Balance with other provinces	3,779	4,351	6,026	4,287	3,125

Sources :	Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO. In 1994, Canada, the United States and Mexico signed a similar free trade agreement, the North American Free Trade Agreement (“NAFTA”), which resulted, with a few exceptions, in the gradual elimination by 2003 of tariffs on goods and services among Canada, the United States and Mexico. Following the U.S. Administration announcement in May 2017 of its intention to renegotiate NAFTA, negotiators from all three countries have met for several rounds of negotiations. At this time, it is unknown when and if such negotiations will lead to a successful revision of NAFTA.

On March 8, 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports, with exemptions for Canada and Mexico that are set to lapse on June 1st, 2018, unless renewed.

On February 12, 2010, the Canada and the United States signed the Agreement on Government Procurement which, notably, provides Canadians with permanent access to U.S. state government procurement commitments in exchange for permanent U.S. access to Canadian provincial and territorial procurement contracts in accordance with the WTO Government Procurement Agreement.

Canada has effective free trade agreements with Chile, Israel, Costa Rica, Peru, the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Colombia, Jordan, Panama, Honduras, South Korea, Ukraine and the European Union (“CETA”). The Canada-Ukraine Free Trade Agreement entered into force on August 1st, 2017. The CETA entered into force on September 21, 2017.

On March 8, 2018, Canada signed the Comprehensive and Progressive Agreement for TransPacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. The agreement would enter into force 60 days following the ratification of the agreement by six of its members. There is currently no timeline on when the federal government will introduce implementing legislation to approve Canada’s participation in the Pacific trade pact. Canada also has free trade negotiations with India, Morocco, Japan, Dominican Republic and Singapore. Canada and Costa Rica have ongoing negotiations to modernize and broaden their Free Trade Agreement.

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired on October 13, 2016.

On November 25, 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (“DOC”), seeking the imposition of duties on certain softwood lumber products imported from Canada. The DOC initiated its investigation on December 16, 2016.

On November 2, 2017, the DOC published its final determinations for antidumping and countervailing duties to be applied to Canadian softwood lumber exports. The final antidumping duties are currently in force and range from 3.20% to 7.28% for investigated companies, Resolute Forest Products (which operates in Québec) having the lowest rates at 3.20%. For all non-investigated Canadian companies, the final antidumping duties are set to 6.04%. Final countervailing duties range from 13.24% to 17.99% for investigated companies, Resolute Forest Products having a rate of 14.70%. For all non-investigated Canadian companies, the final countervailing duties are set at 14.19%, except for New Brunswick’s J.D. Irving Limited which volunteered as a respondent and has a rate of 3.34%. Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government to finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

In parallel with duties applied on softwood lumber exports, the DOC also published, on January 9, 2018, its preliminary countervailing duties rates to be applied to Canadian uncoated groundwood paper exports. For Québec’s three exporting companies, the preliminary rates are 4.42% for Resolute Forest Products, 9.93% for Kruger Inc. and 0.65% for White Birch Paper. On March 13, 2018, the DOC announced preliminary antidumping duties, applicable only to Kruger Inc., at a rate of 22.16%. Final determinations on countervailing and antidumping duties are expected on August 2, 2018.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

—	Budgetary transactions include:

	—	revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

	—	all expenditures including transfer expenditures, remuneration and debt service.

—	Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s capital investments, changes in the liabilities of retirement plans and changes in other accounts.

—	Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the event of an overrun.

In 2009, the Balanced Budget Act was amended to, among other things, introduce specific provisions to allow the Government to weather the recession and authorize temporary deficits, which had to be gradually reduced in order to return to a balanced budget in Fiscal 2014.

In 2013, the return to a balanced budget was deferred to Fiscal 2016. Accordingly, amendments were made to the Balanced Budget Act to allow the budgetary deficits recorded for Fiscal 2013 and 2014, set at -$2,350 million the budgetary balance that could not be exceeded for Fiscal 2015, and require the return to a balanced budget in Fiscal 2016.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain budgetary balance and, secondarily, for payment of sums into the Generations Fund.

Consolidated Financial Transactions

The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2017, the preliminary data for Fiscal 2018 and budget forecasts for Fiscal 2019, presented in Budget 2018-2019.

TABLE.10
Consolidated Financial Transactions Year ending March 31(1)
(dollar amounts in millions)
					Preliminary		Forecast
	2015	2016		2017	Results 2018	(2)	2019
Budgetary transactions
Own-source revenue	77,444	81,245		82,728	84,527		85,923
Federal transfers	18,539	18,901		20,179	22,669		23,674
Total consolidated revenue	95,983	100,146		102,907	107,196		109,597
Expenditure	–85,577	–86,493		–89,018	–94,817		–99,313
Debt service	–10,270	–10,009		–9,527	–9,237		–9,380
Total consolidated expenditure	–95,847	–96,502		–98,545	–104,054		–108,693
Contingency reserve	—	—		—	—		—
Surplus (deficit) within the meaning of the public accounts	136	3,644		4,362	3,142		904
Deposits of dedicated revenues in the
Generations Fund(3)	–1,279	–1,453		–2,001	–2,292		–2,491
Use of the stabilization reserve	—	—		—	—		1,587
Accounting changes	418	—		—	—		—
Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve	–725	2,191		2,361	850		—
Deposits of dedicated revenues in the Generations Fund	1,279	1,453		2,001	2,292		2,491
Use of the stabilization reserve	—	—		—	—		–1,587
Accounting changes	–418	—		—	—		—
Surplus (deficit) within the meaning of the
public accounts	136	3,644		4,362	3,142		904
Non-budgetary transactions
Investments, loans and advances	–2,146	–971		–2,527	–2,036		–2,294
Fixed Assets	–2,312	–2,176		–1,664	–2,388		–3,093
Retirement plans	3,662	3,505		3,102	3,010		2,879
Other accounts(4)	–292	206		2,475	537		–480
Non-budgetary transactions	–1,088	564		1,386	–877		–2,988
Net financial requirements	–952	4,208		5,748	2,265		–2,084
Financing transactions
Change in cash position(5)	–4,400	1,635		–2,029	–1,410		9,342
Net borrowings(6)	10,793	673		3,482	7,296		–1,757
Retirement Plans Sinking Fund(7) and funds dedicated to other employee future benefits(8)	–4,162	–4,932		–5,200	–5,859		–5,010
Generations Fund	–1,279	–1,584	(9)	–2,001	–2,292		–491	(10)
TOTAL FINANCING TRANSACTIONS	952	–4,208		–5,748	–2,265		2,084

(1)	Fiscal 2015, 2016, 2017 and 2018 data have been reclassified to be on the same budgetary structure as Fiscal 2019, as in Budget 2018-2019.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the Budget 2018-2019, which was released on March 27, 2018. These preliminary results are subject to change.
(3)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.
(4)	Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.
(5)	A positive number indicates a net decrease in cash.
(6)	Represents mainly new borrowings of $27,951 million, $22,553 million, $27,188 million, $21,839 million and $15,220 million for each of Fiscal 2015 through 2019, respectively, less repayment of borrowings.
(7)	This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).
(8)	These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees.
(9)	Includes a deposit of $131 million from the accumulated surpluses of the Commission des normes du travail.
(10)	Includes the use of $2 billion to repay maturing borrowings.

2017-2018 Preliminary results

The preliminary data for Fiscal 2018 indicates a budgetary surplus of $850 million, compared to a balanced budget forecasted in March 2017.

Consolidated revenue for Fiscal 2018 is now expected to be $888 million higher than forecasted in March 2017. Excluding revenue from Government enterprises, the decrease in own-source revenue stands at $7 million and is due primarily to reductions in personal income tax resulting from a decrease in the bottom tax bracket from 16% to 15%, partly offset by higher revenue from corporate taxes, consumption taxes and duties and permits. The $255 million increase in revenue from Government enterprises includes an increase in the results of Hydro-Québec, due to the cold weather of Fiscal 2018 winter, and an increase in the results of Loto-Québec in all of its activity sectors. The $640 million increase in federal transfers includes an adjustment of $478 million in other federal transfer programs due to a higher-than-anticipated degree of completion of municipal projects funded by the Société de financement des infrastructures locales du Québec and an increase in revenue from the federal Disaster Financial Assistance Arrangements program in connection with the spring flooding in Québec in 2017 and $101 million in health transfers attributed primarily to a downward adjustment of the value of the special Québec abatement, which is subtracted from these transfers.

Expenditure excluding debt service is now expected to be $965 million higher than forecast in March 2017 mainly due to the initiatives announced since the March 2017 Québec Economic Plan. Debt service has been adjusted downward by $631 million, mainly because of lower-than-expected long-term interest rates and the higher-than-anticipated return on the Retirement Plans Sinking Fund (RPSF) in 2016-2017, which has a downward effect on debt service as of 2017-2018. The income of RPSF is applied against debt service.

TABLE.11
Summary of revisions for fiscal year 2018 since Budget 2017-2018
(dollar amounts in millions)
	Budget 2017-2018	Revisions	Budget 2018-2019
Own-source revenue
Own-source revenue excluding revenue from Government enterprises	79,799	–7	79,792
Revenue from Government enterprises	4,480	255	4,735
Total own-source revenue	84,279	248	84,527
Federal transfers	22,029	640	22,669
Total consolidated revenue	106,308	888	107,196
Expenditure	–93,852	–965	–94,817
Debt service	–9,868	631	–9,237
Total consolidated expenditure	–103,720	–334	–104,054
Contingency reserve	–100	100	—
Deposits of dedicated revenues in the Generations Fund	–2,488	196	–2,292
Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve	—	850	850

2018-2019 Forecast – Budget 2018-2019

In Budget 2018-2019, the Government maintains a balanced budget for Fiscal 2019. Total consolidated revenue is forecast at $109,597 million, a 2.2% increase over Fiscal 2018. Excluding revenue from Government enterprises, own-source revenue is forecast at $81,591 million, a 2.3% increase in relation to Fiscal 2018. This growth reflects primarily the anticipated change in economic activity. Revenue from Government enterprises is estimated at $4,332 million, a 8.5% decrease partly attributable to the results of Hydro-Québec, which will decline due to forecasted results based on normal temperature for Fiscal 2019 compared to the cold weather experienced in Fiscal 2018 winter. Own-source revenue accounts for nearly 80% of total revenue. Federal transfers are expected to increase by 4.4% to $23,674 million in Fiscal 2019.

Consolidated expenditures are expected to total $108,693 million for Fiscal 2019, 4.5% higher than preliminary data for Fiscal 2018. Expenditures excluding debt service will increase by 4.7%, to $99,313 million. Growth in spending stems primarily from an increase in spending for the “Health and social services” and “Education and culture” missions. Growth also reflects the amounts earmarked for the Contingency Fund in the budget of the secrétariat of the Conseil du trésor. The expenditures-to-GDP ratio excluding debt service is forecast to stand at 23.1% in Fiscal 2019. Debt service is forecast to increase by 1.5% to $9,380 million owing mainly to the anticipated increase in interest rates and capital investments. The portion of consolidated revenue allocated to consolidated debt service is forecast to stand at 8.6% in Fiscal 2019.

Accounting Standard

A new accounting standard came into force on April 1, 2012 and has been applied since fiscal year 2013. The Minister of Finance, who is responsible for the preparation of the Government’s public accounts, and the Auditor General of Québec, who audits the accounts, have issued differing opinions concerning the interpretation of the revised standard.

Transfer payments from the Government are intended to provide financial assistance to municipalities and to certain universities to fund capital projects. Financial assistance is generally paid to the municipalities over 20 years and to the universities over 25 years. In accordance with the applicable legislation and financial assistance agreements concluded with each of the beneficiaries, the payments are subject to annual approval by Parliament through appropriation acts.

For previous fiscal years, the Government presented such financial assistance as contractual obligations (in the notes and appendices of the Government’s public accounts) until the transfer payments pertaining to such assistance were authorized by an appropriation act during a fiscal year. The payments were then recorded as expenditures. The Minister of Finance believes that the revised standard does not entail any change in the accounting treatment of such financial assistance. The four largest chartered accountant firms have validated this interpretation.

The Auditor General believes however that the financial assistance should be recorded as expenditures as soon as the eligible work has been carried out or the capital investments have been acquired for a project.

According to the estimate that the Auditor General of Québec presented in his report on the Government’s consolidated financial statements on March 31, 2017, this interpretation would have implied, as at March 31, 2017, the inclusion of $9.6 billion in the net debt and the debt representing accumulated deficits, and additional expenditures of $0.2 billion in 2016-2017.

In this context, the Ministère des Finances du Québec reaffirms its interpretation of the standard regarding the authorization of a transfer expenditure and notes that it is still supported by the four largest independent firms of chartered professional accountants.

Economic Assumptions

The projections in the Budget 2018-2019 reflect the following assumptions regarding the economy of Québec for 2018.

TABLE.12
Economic Assumptions included in the 2018-2019 Budget
(in percentage)
Percentage Change over 2017
GDP
At current markert prices	3.5
In chained 2007 dollars	2.1
Household income	3.7
Business non-residential capital expenditures (2007 prices)	5.1
International exports (2007 prices)	2.8
Household Consumption (2007 prices)	2.7
Labor force	0.7
Employment	1.4
Average Rate
Unemployment rate	5.4

Note:	Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
Source: Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

TABLE.13
Consolidated Revenue Year ending March 31(1)
(dollar amounts in millions)
				Preliminary			% of
				Results		Forecast	total
	2015	2016	2017	2018	(2)	2019	2019
Income and property taxes
Personal income tax	27,547	28,753	29,231	29,115		30,549	27.9%
Contributions to the Health Services Fund	6,397	6,614	5,969	6,049		6,028	5.5%
Corporate taxes	5,837	7,016	7,480	7,900		8,028	7.3%
School property tax	1,954	2,090	2,169	2,242		1,817	1.7%
	41,735	44,473	44,849	45,306		46,422	42.4%
Consumption taxes
Retail sales	13,821	14,517	15,288	16,367		16,967	15.5%
Fuel	2,215	2,306	2,336	2,276		2,321	2.1%
Tobacco	1,069	1,083	1,045	1,023		993	0.9%
Alcoholic beverages	598	634	623	633		640	0.6%
	17,703	18,540	19,292	20,299		20,921	19.1%
Revenue from Government enterprises(3)
Hydro-Québec	3,245	2,680	2,412	2,275		2,075	1.9%
Loto-Québec	1,026	1,202	1,206	1,274		1,236	1.1%
Société des alcools du Québec	1,034	1,067	1,086	1,099		1,112	1.0%
Other	102	64	195	87		-91	-0.1%
	5,407	5,013	4,899	4,735		4,332	4.0%
Duties and permits	3,282	3,828	3,297	3,947		3,797	3.5%
Miscellaneous	9,317	9,391	10,391	10,240		10,451	9.5%
Total own source revenue	77,444	81,245	82,728	84,527		85,923	78.4%
Federal transfers
Equalization	9,286	9,521	10,030	11,081		11,732	10.7%
Health transfers	5,282	5,487	5,946	6,211		6,431	5.9%
Transfers for post-secondary education and other social programs	1,588	1,542	1,635	1,701		1,659	1.5%
Other programs	2,383	2,351	2,568	3,676		3,852	3.5%
Total federal transfers	18,539	18,901	20,179	22,669		23,674	21.6%
TOTAL CONSOLIDATED REVENUE	95,983	100,146	102,907	107,196		109,597	100.0%

(1)	Fiscal 2015, 2016, 2017 and 2018 data have been reclassified to be on the same budgetary structure as Fiscal 2019, as in Budget 2018-2019.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the Budget 2018-2019, which was released on March 27, 2018. These preliminary results are subject to change.
(3)	Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,265 million, $4,524 million and $4,531 million for each of Fiscal 2014 through 2016, respectively, and are expected to be $4,215million for Fiscal 2017 and $ 3,710 million for Fiscal 2017 after transfer to Generations Fund.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 15% to 25.75%, in four tax brackets.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits, which is currently set at 11.7%, will be reduced by 0.1% each year, until it reaches 11.5% on January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a reduced tax rate of 7% that applies to the first $500,000 of income of an eligible enterprise, which will be reduced by 1% per year to 4% as of January 1, 2021. The tax rate applicable to SMEs in the primary and manufacturing sectors varies from 7% to 4%.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities. Eligible enterprises in the manufacturing sector that market a product that incorporates a patent protecting an invention developed in Québec also benefit from a reduction of their tax rate from 11.7% to 4% on their income attributable to the patent. Other measures seek to promote investment and enhance productivity, such as the investment tax credit pertaining to manufacturing and processing equipment, which ranges from 4% to 24% depending on the region and the size of the business, and an additional 60% deduction in the capital cost allowance for investments made before April 1, 2020 to encourage business transition to digital technology.

A tax on the total payroll is applied to fund the Health Services Fund (“HSF”). The tax rate is 1.95% for corporations with total payrolls of $1 million or less, which will be gradually reduced until it reaches 1.65% on January 1, 2022. For SMEs in the primary and manufacturing sectors, the tax rate is 1.45% and will be gradually reduced until it reaches 1.25% on January 1, 2022. The rate rises proportionally for corporations with total payrolls between $1 million and $5 million, to 4.26% for corporations with total payrolls of $5 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMBs will gradually rise from $5 million currently to $7 million as of January 1, 2022, and then be adjusted annually for 2023 and subsequent years based on growth in wages. Until the end of 2020, a contribution holiday to the HSF is being offered to SMEs that hire new specialized workers in the natural and applied sciences sector.

The school boards levy the school property tax, which must be devoted to the organization of educational services. The Government imposes limits to school boards concerning the revenue that can be generated and the tax rate applied. The tax rate set by the school boards may not exceed $0.35 per $100 of standardized property assessment, and the total revenue may not exceed a maximum amount that the Government determines each year. As of July 2018, the school property tax rate will be set on a regional basis after consultation with all the school boards located in a given region (subject to the Government imposed limits). Moreover, a basic exemption on the first $25 000 of the value on the property assessment roll will be established. As part of transitional rules, the regional rate of 2018-2019 will be equal to the lowest effective tax rate in this region in 2017-2018 and will be indexed in 2019-2020. These modifications will reduce significately the school property tax for all taxpayers.

The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. However, large businesses can obtain only a partial refund of taxes on inputs for energy, telecommunications, road vehicles weighing less than 3,000 kg, gasoline used in these vehicles, and meals and entertainment expenses. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, Québec will gradually, as of January 1, 2018, allow large businesses to obtain a tax refund on inputs on a number of goods and services that are now subject to restrictions. A full tax refund will be available for large businesses as of January 1, 2021.

The Québec Government has implemented measures totalling nearly $19 billion over the period 2014-2015 to 2022-2023 to reduce Quebecers’ tax burden.

Since the beginning of its mandate, and including the new initiatives in the March 2018 Québec Economic Plan, the Government will have allocated nearly $15.8 billion toward easing Quebecers’ tax burden by eliminating the health contribution, raising the basic personal amount and decreasing the bottom tax rate from 16% to 15%.

In addition, the Government announced a reform of the school tax system, totalling nearly $3.2 billion over five years, to reduce the school property tax for all homeowners.

Federal Transfers. In 2018-2019, equalization revenues amount to almost half of the federal transfers. Equalization is designed to enable provincial governments to offer reasonably comparable levels of public services without imposing higher taxes. In November, 2008, the federal government announced the introduction of new caps on equalization. The federal government announced in its Budget 2018 a few technical changes to the equalization program for the 2019 equalization renewal that will be applied as of Fiscal 2020 until Fiscal 2024 and also confirmed that the equalization program will continue to grow in line with GDP out to Fiscal 2024. The federal government will pay an adjustment payment of $1.8 billion to recipient provinces in Fiscal 2019 to allow the overall funding level of equalization to increase in line with nominal GDP. Québec’s share of this adjustment payment is $576 million.

The federal government contributes to the financing of provincial health programs by means of the Canada Health Transfer (“CHT”) and to post-secondary education and other social programs by means of the Canada Social Transfer (“CST”). The CST and the CHT are allocated on a per capita basis. For Canada as a whole, the CHT is indexed by Canada’s nominal GDP growth with a 3 % floor and the CST is indexed by 3% per year for an indefinite period.

On March 10, 2017, the federal government and Québec entered into a health funding agreement that includes:

—	an annual CHT growth corresponding to that of Canada’s nominal GDP, with a 3% floor, for a ten-year period as of Fiscal 2018;

—	an asymmetrical agreement (Québec will apply its own plan, including mental health and home care, and will report itself to Quebecers by opting out of the accountability and reporting mechanisms) of nearly $2.5 billion, corresponding to Québec’s demographic share of the non-CHT targeted funds of $11 billion for the period from Fiscal 2018 to Fiscal 2027; and

—	an asymmetrical agreement, providing for the use of $1.2 billion over 11 years from the childcare component of the new federal social infrastructure funds announced in the recent federal budget. Québec has had a daycare network since 1997, and it alone funds the network’s development. The Government obtained from the federal government the ability to use part of the amounts set aside for infrastructure development to finance its priorities.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by mission and debt service.

TABLE.14
Consolidated expenditure by mission
Year ending March 31
(dollar amounts in millions)
				Preliminary		Forecast	% of Total
	2015	2016	2017	Result 2018	(2)	2019	2019
Health and Social Services	36,819	37,527	38,737	40,240		42,062	38.7%
Education and Culture	20,870	20,997	21,646	22,572		23,781	21.9%
Economy and Environment	11,557	11,720	12,338	13,833		14,374	13.2%
Support for Individuals and Families	9,676	9,594	9,585	10,113		10,372	9.5%
Administration and Justice	6,655	6,655	6,712	8,059		8,724	8.0%
Expenditure	85,577	86,493	89,018	94,817		99,313	91.4%
Debt service:
Direct debt service	7,101	7,278	7,218	7,424		7,991	7.4%
Interest on the liability for the retirement plans and other employee future benefits	3,169	2,731	2,309	1,813		1,389	1.3%
Total debt service	10,270	10,009	9,527	9,237		9,380	8.6%
TOTAL CONSOLIDATED EXPENDITURE	95,847	96,502	98,545	104,054		108,693	100.0%

Note:	To assess growth in 2018-2019 based on comparable spending levels, the percentage changes for that year were calculated b excluding, from 2017-2018 expenditures, transfers from the provision for francization attributed to the Health and Social Services mission ($12 million) and the Support for Individuals and Families mission ($75 million) and including them in the 2017-2018 expenditures of the Education and Culture mission.
(1)	Fiscal 2015, 2016, 2017 and 2018 data have been reclassified to be on the same budgetary structure as Fiscal 2019, as in Budget 2018-2019.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the Budget 2018-2019, which was released on March 27, 2018. These preliminary results are subject to change.

Health and Social Services.

The Health and Social Services mission consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec.

Expenditures are expected to increase by 4.6 % in Fiscal 2019 compared with Fiscal 2018. This growth will raise spending by health institutions to a level that enables them to improve care access and quality, support the autonomy of seniors living at home and in residential and long-termcare centers and reduce waiting lists and focus on health prevention.

Education and Culture.

The Education and Culture mission consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs.

Expenditures are expected to increase by 5.0% in Fiscal 2019 compared with Fiscal 2018. Expenditures anticipated in Budget 2018-2019 will be used, in particular, to enhance support for students throughout their school career, to increase the higher education graduation rate and to better financially support students. The expenditures will also cover the funding in educational infrastructure to, among other things, enhance the overall state of assets, expand educational facilities and implement the digital strategy.

Economy and Environment.

The Economy and Environment mission primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support.

Expenditures are expected to increase by 3.9% in Fiscal 2019 compared with Fiscal 2018. This increase will address the challenges facing the Québec economy, in particular to foster economic development in all regions, stimulate research and innovation, promoting entrepreneurship, ensure financing for growing businesses and encourage business investment.

Support for Individuals and Families.

The Support for Individuals and Families mission primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures.

Expenditures are expected to increase by 3.3% in Fiscal 2019 compared with Fiscal 2018. This increase is mainly attributable to the tax credit for children and families.

Administration and Justice.

The Administration and Justice mission consists of the activities of the Legislature, central bodies and public security, as well as administrative programs.

Expenditures are expected to increase by 8.3% in Fiscal 2019 compared with Fiscal 2018. This increase is attributable to the increase in the budget of the secrétariat of the Conseil du trésor, stemming from the growth in the Contingency Fund for Fiscal 2019.

Debt service. Expenditures are expected to increase by 1.5% in Fiscal 2019 compared with Fiscal 2018. This increase is principally attributable to the anticipated increase in interest rates and capital investments.

Government Employees and Collective Unions

In its Budget 2018-2019, the Government plans to spend $44.9 billion for the remuneration of its employees, including health and educational workers.

In the 2017-2018 fiscal year, work to renew collective agreements for approximately 500,000 unionized State employees continued in a context in which the Government had pledged to maintain the budget balance achieved in 2015-2016.

As of March 2018, 57 collective agreements have been agreed so that more than 99% of the employees of the public and parapublic sectors have renewed their terms and conditions of employment for the 2015-2020 period.

Moreover, the Government has reached agreements with both provincial medical federations which will stabilize physician compensation at approximately 20% of health expenditures and establish average growth of this remuneration at 2.8%.

The Government is actively engaged in ongoing discussions with groups which have not yet reached agreement in principle. The Government intends to renew these collective agreements while respecting the established financial framework.

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

TABLE.15
Non-Budgetary Transactions(1)
Year ending March 31(2)
(dollar amounts in millions)
				Preliminary		Forecast
	2015	2016	2017	Results 2018	(3)	2019
Investments, loans and advances
Government enterprises
Shares and investments	—	—	–201	—		—
Change in the equity value of investments(4)	–812	–384	–461	–313		–270
Loans and advances	4	72	149	15		—
Total Government enterprises	–808	–312	–513	–298		–270
Other	–1,338	–659	–2,014	–1,738		–2,024
Total investments, loans and advances	–2,146	–971	–2,527	–2,036		–2,294
Fixed assets
Net investments	–5,859	–5,908	–5,531	–6,581		–7,402
Depreciation	3,547	3,732	3,867	4,193		4,309
Total fixed assets	–2,312	–2,176	–1,664	–2,388		–3,093
Retirement plans
Cost of vested benefits, amortizations and contributions(5)	3,432	3,449	3,230	3,071		2,764
Interest on the actuarial obligation(6)	5,874	6,036	6,078	6,160		6,375
Benefits, contributions, repayments and administrative expenses	–5,644	–5,980	–6,206	–6,221		–6,260
Total retirement plans(7)	3,662	3,505	3,102	3,010		2,879
Other accounts	–292	206	2,475	537		–480
TOTAL NON-BUDGETARY TRANSACTIONS	–1,088	564	1,386	–877		–2,988

(1)	A negative entry indicates a financial requirement and a positive entry indicates a source of financing.
(2)	Fiscal 2015, 2016, 2017 and 2018 data have been reclassified to be on the same budgetary structure as Fiscal 2019, as in Budget 2018-2019.
(3)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the Budget 2018-2019, which was released on March 27, 2018. These preliminary results are subject to change.
(4)	Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).
(5)	The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE (See below - “Retirement Plans”). For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.
(6)	Doesn't take into account the income from the Retirement Plans Sinking Fund of $2,430 million, $2,974 million, $3,361 million and $4,247 million for each of Fiscal 2015 through 2018, respectively. The income for Fiscal 2019 is expected to be $4,885 million.
(7)	The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $64.6 billion, is estimated at $89.3 billion for Fiscal 2017, consisting of $71.2 billion in respect of RREGOP and RRPE and $18.0 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

Fixed Assets. The Government records fixed assets and depreciates them over their useful life. Fixed assets consist of acquisitions and dispositions and the cost of depreciation of the recorded value of these fixed assets.

Retirement Plans. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE cover 558,387 employees and other plans cover 18,770 employees as of December 31, 2016.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations, as shown in the Public Accounts, through that date with respect to the retirement plans of public sector employees.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec’s financial assets and liabilities.

TABLE.16

Québec's Financial Assets and Liabilities
Year ending March 31
(dollar amounts in millions)

	2016	2017
Financial Assets(1)	70,767	78,089
Liabilities(2)	255,792	259,844
Government Guaranteed Debt(3)	43,843	42,882

(1)

Financial assets include cash, short-term investments, accounts receivable, inventories intended for sales, investment in Government enterprises, long-term investments, the Generations Fund and deferred expenses related to debts. Short-term investments, which include Treasury bills, notes, deposit certificates, banker’s acceptances, bonds, commercial paper and other similar instruments equalled, as at March 31, 2017, $9,805 million compared to $9,049 million as at March 31, 2016.

(2)

Liabilities are comprised of bank overdraft, accounts payable and accrued expenses, deferred revenue, transfers from the federal government to be repaid, pension plans and other future social benefits, debt before deferred foreign exchange gain (loss) and deferred foreign exchange gain (loss).

(3)	See “Public Sector Debt – Guaranteed Debt”.

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, Government bodies whose reporting entities are included in the Government’s reporting entity and Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Société des alcools du Québec and Loto-Québec transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income calculated in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These Government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and Government bodies by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through Government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

TABLE.17

Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government’s reporting entity
Hydro-Québec	Generation, transmission and distribution of electric power
Loto-Québec	Gaming
Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages
Investissement Québec	Economic development
Government bodies whose reporting entity is included in the Government’s reporting entity
Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity
Société d'habitation du Québec (SHQ)	Development and management of public housing
Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure
Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity
Caisse de dépôt et placement du Québec (Caisse)	Investment management
Retraite-Québec	Pension funds supervision and public sector pension funds management

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.18

Financial Information on Certain Government Enterprises(1)
(dollar amounts in millions)

								Debt
				Accumulated		Total		Guaranteed			Net
	Share	Loans and		Surplus		Government		by the			Income
	Capital	Advances	(2)	(Deficit)	(3)	Investments	(4)	Government	Assets	Revenue	(Loss)
Enterprises included in the Government's reporting entity
Hydro-Québec(5)
(12-31-2017)	4,374	—		15,381		19,755		42,942	75,730	13,468	2,846
Loto-Québec
(03-31-2017)	—	—		111		111		—	1,216	3,636	1,249
SAQ
(03-25-2017)	30	—		11		41		—	828	3,123	1,085

(1)	All financial information is as of the fiscal year-end indicated for each enterprise or for the fiscal year then ended.
(2)	Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).
(3)	Includes accumulated other comprehensive income.
(4)	Total Government Investment is the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual enterprises below).
(5)	Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government’s Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2018, the Government received a dividend of $2.135 billion from Hydro-Québec, compared with $2.146 billion in Fiscal 2017.

As of December 31, 2017, Hydro-Québec operates 63 hydroelectric plants with a combined installed capacity of 36,767 MW and 24 thermal plants totaling 542 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (which has a total capacity of 5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2017, Hydro-Québec also purchased all the output from 39 wind farms (3,508 MW) and 7 small hydropower plants (107 MW) and almost all the output from 8 biomass and 4 biogas cogeneration plants (272 MW) operated by independent power producers. Moreover, 988 MW are available under long-term contracts with other suppliers. Hydro-Québec maintains approximately 21,000 miles of transmission lines.

TABLE.19

Hydro-Québec's Operations
Year ended December 31
(dollar amounts in millions)(1)

	2013		2014	2015	2016	2017
Total revenue from electricity sales	12,610		13,145	13,362	13,199	13,414
Revenue from electricity sales outside Québec	1,525		1,629	1,700	1,626	1,651
Capital investments affecting cash	4,335	(2)	3,815	3,440	3,460	3,754
Net income	2,942		3,325	3,147	2,861	2,846
Debt guaranteed by Goverment (at end of period)	41,085		40,939	43,672	43,491	42,942
Total electricity sales (terawatthours)	205.5		200.8	201.1	202.0	205.6
Interest coverage(3)	2.09		2.23	2.20	2.16	2.13
Capitalization ratio(4)	30.5%		28.9%	30.1%	30.5%	30.7%

(1)

The data for 2014 to 2017 are presented according to U.S. GAAP, while the data for 2013 are presented according to Canadian generally accepted accounting principles, as published in the Hydro-Québec annual report on Form 18-K for the fiscal year ended December 31, 2014. As two different financial reporting frameworks are used in the above table, the financial information may not be directly comparable.

(2)	Including the Energy Efficiency Plan.
(3)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
(4)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of seven full-time members appointed by the Government and is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997. The Energy Board has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission and distribution of electric power; approve its electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize its transmission and distribution investment projects; approve its distribution commercial programs; and rule upon complaints from customers concerning rates or services.

The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price for 2017 was 2.90¢/kWh.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec – Native Peoples” above).

On February 23, 2010, CF(L)Co instituted proceedings against Hydro-Québec seeking the modification, effective as of November 30, 2009, of the pricing terms under the 1969 Power

Contract by increasing the contract price payable by Hydro-Québec to CF(L)Co. Alternatively, CF(L)Co is seeking the termination of the 1969 Power Contract. It is noteworthy to mention that CF(L)Co and its affiliates have attempted on two prior occasions to challenge Hydro-Québec’s rights under the 1969 Power Contract. The Supreme Court of Canada ruled in favour of Hydro-Québec on both occasions. In the most recent challenge, the Québec Superior Court rendered its decision on July 24, 2014, dismissing CF(L)Co’s request and confirming Hydro-Québec’s rights under the 1969 Power Contract. CF(L)Co appealed the judgment before the Québec Court of Appeal. The Court of Appeal dismissed CF(L)Co’s appeal and confirmed the Superior Court decision on August 1, 2016. On April 20, 2017, the Supreme Court of Canada granted to CF(L)Co a leave to appeal. The case was heard by the Supreme Court of Canada on December 5, 2017. The parties are awaiting the Supreme Court’s decision.

On July 22, 2013, Hydro-Québec filed legal proceedings against CF(L)Co before the Québec Superior Court in order to determine the interpretation of two essential Hydro-Québec rights, set forth in the 1969 Power Contract. On August 8, 2016, the Québec Superior Court rendered its decision (this decision was rectified on November 8, 2016 with no changes to its conclusions), confirming Hydro-Québec’s rights. On September 7, 2016, CF(L)Co appealed the decision before the Québec Court of Appeal. A hearing date is expected to be set in 2018.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in some 8,500 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to some Government-specified purpose accounts, for example to fund the fight against pathological gambling. The Budget 2018-2019 forecasts a dividend of $1,236 million for Fiscal 2019 compared with $1,274 million expected in Fiscal 2018 and $1,206 million received in Fiscal 2017.

In December 2016, Loto-Québec announced that its network of video lottery terminals, which was limited in number to 12,000 by the Government, will be reduced to a maximum of 10,500 units within two years, with at most 10,000 terminals in bars and brasseries.

Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2018-2019, payment of a dividend of $1,112 million by the SAQ is forecast for Fiscal 2019, compared with $1,099 million expected in Fiscal 2018 and $1,086 million received in Fiscal 2017.

On November 16, 2017, a bill establishing the Société québécoise du cannabis, a subsidiary of the SAQ, was tabled in the National Assembly. As of May 2018, this Bill was still under study and is awaiting the adoption of the Federal law legalizing the sale of cannabis to be put into force.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2017, the net assets of the Caisse (at market value) totaled $298.5 billion. The main depositors and their respective assets on deposit (at market value) were as follows: Retirement Plans Sinking Fund, $78.5 billion; Government and Public Employees Retirement Plan (“RREGOP”), $68.5 billion; Québec Pension Plan (“QPP”), $69.3 billion; Commission de la construction du Québec, $22.4 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $16.2 billion; Société de l’assurance automobile du Québec (“SAAQ”), $11.9 billion; Generations Fund, $13.8 billion and Régime de retraite du personnel d’encadrement (“RRPE”), $6.9 billion.

In 2017, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 8.7% to 11.5%, depending on their specific asset allocations. The overall return for the year ended December 31, 2017 was 9.3%. The overall average return of the Caisse over the past 5 years was 10.2%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau électrique métropolitain, now called the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is estimated at $6.3 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week.

The REM’s funding includes a $2.95-billion investment by the Caisse, a $1.28-billion investment by the Government and a $1.28-billion contribution by the federal government. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment. The federal government’s financial contribution will initially come from Phase 2 of the Investing in Canada infrastructure plan. The project will soon be submitted to the Canada Infrastructure Bank for investment in the share capital of the REM.

In February 2018, the Caisse disclosed the names of the two consortia retained for construction of the REM. In March 2018, the Government approved an agreement with the Caisse regarding management and carrying out of the REM. This agreement specifies the details of the partners’ responsibilities and obligations within the framework of the project. The works began in April 2018. The project schedule plans for gradual commissioning of the REM starting in the summer of 2021.

As of December 31, 2017, the Caisse’s investments were distributed as follows: 28.4% in fixed-income securities, 40.2% in variable-income securities, 31.3% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure) and 0.1% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $62.0 billion (at market value).

The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must meet the requirements of an independent director.

The Caisse’s constituting statutes provide for the creation of three committees by the board of directors — an audit committee, a governance and ethics committee and a human resources committee — and define the role of each. It also establishes that the offices of chair of the board and president and chief executive officer are to be two separate functions. It requires that the Caisse adopt an investment policy for each specialized portfolio it holds and provides rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. On January 1, 2016, the Commission administrative des régimes de retraite et d’assurance (“CARRA”) and the Régie des rentes du Québec (“RRQ”) merged into one agency under the name of Retraite Québec.

Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2017, Retraite-Québec entrusted $69.3 billion of funds to the Caisse (at market value).

For a number of years, the QPP has faced increased financial pressure stemming chiefly from the aging of the population and the continuing improvement in life expectancy. Accordingly, based on the Actuarial Report of the Québec Pension Plan as at 31 December, 2015, the steady-state contribution rate, i.e., the rate needed to secure the Plan’s long-term financial stability, would be 10.87%.

The Plan contribution rate is 10.8% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism could restore balance to the Plan’s funding, if required. The statutory contribution rate will require adjusting if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2017 and March 31, 2018, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $251.6 billion and $257.9 billion, respectively, of which 8.0% and 6.2% was held by the Caisse.

Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2018, the net retirement plans liability totalled $21.8 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

					Preliminary
	2014	2015	2016	2017	Results 2018	(2)
Government Funded Debt
Borrowings - Government	167,242	176,632	179,455	183,500	189,370
Borrowings - to finance Government Enterprises(3)	433	383	308	258	—
Government Guaranteed Debt(4)	40,361	41,662	43,843	42,882	43,160
Municipal Sector Debt	22,622	23,305	23,846	24,058	24,505
Education Institutions(5)	819	814	875	898	898
Public Sector Funded Debt(6)	231,477	242,796	248,327	251,596	257,933
Per Capita ($)	28,397	29,571	30,082	30,233	30,728
As percentage of(7)
GDP	63.5%	64.7%	64.6%	63.7%	62.1%
Household income	70.7%	72.0%	71.0%	69.7%	68.5%

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the 2018-2019 Budget. These preliminary results are subject to change.
(3)

These amounts correspond to the debt of the Financing Fund to finance Government enterprises and entities not included in the reporting entity. As of 2018, this debt is included in the gross debt ($218 million as at March 31, 2018).

(4)	Represents debt of Hydro-Québec.
(5)	Represents debt of the universities other than the Université du Québec and its constituents.
(6)	Includes debt covered by the Government’s commitments (see “Government’s Commitments”).
(7)	Percentages are based upon the prior calendar year’s GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2017, unfunded debt of the Government was $13.5 billion consisting of Treasury Bills of $3.9 billion plus $8.3 billion representing the excess of short-term liabilities over short-term assets and $1.3 billion representing commercial paper. On March 31, 2018, unfunded debt of the Government is estimated, on a preliminary basis, at $18.8 billion consisting of Treasury Bills of $3.9 billion plus $14.5 billion representing the excess of short-term liabilities over short-term assets and $0.4 billion representing commercial paper.

TABLE.21

Government Funded Debt As of March 31
(dollar amounts in millions)(1)

								Average
							Average	Term to
					Preliminary		Interest	Maturity
					Results		Rate 2018	2018
	2014	2015	2016	2017	2018	(2)	(%)	(years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	170,419	180,513	185,307	189,633	196,412		4.0	12.8
Savings Products	8,707	9,222	9,456	9,897	10,295		2.8	—
Payable in Foreign Currencies
United States Dollars	1,368	1,557	3,118	4,604	5,571		3.9	5.2
Japanese Yen	-1	-1	—	—	—		2.4	8.3
Swiss Francs	-4	-4	-3	-2	-1 (3)		1.8	4.7
Euros	1,490	1,322	1,427	1,383	1,520		2.3	5.5
Pounds Sterling	—	—	—	—	–1		2.5	3.8
Australian Dollars	—	3	2	4	3 (3)		4.3	6.9
Others currencies	—	—	—	—	—		—	—
Funded Debt	181,979	192,612	199,307	205,519	213,799
Less: Sinking Funds(4)	14,737	15,980	19,852	22,019	24,429
Net borrowings - Funded Debt - Government(5)	167,242	176,632	179,455	183,500	189,370		3.4	10.8
Borrowings - to finance Government Enterprises(6)
Payable in Canadian Dollars
Debentures and Other Loans	433	383	308	258	—		—	—
Total borrowings - to finance Government Enterprises	433	383	308	258	—
Borrowings - Unfunded Debt -
Government
Payable in Canadian Dollars
Treasury Bills	3,318	3,894	3,895	3,893	3,884
Excess of short-term liabilities over short-term assets	10,258	7,101	7,473	8,347	14,509
Payable in American Dollars
Commercials papers	2,435	3,239	2,234	1,269	429
Total Borrowings - Unfunded Debt -Government	16,011	14,234	13,602	13,509	18,822

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the 2018-2019 Budget. These preliminary results are subject to change.
(3)	The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.
(4)	Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.
(5)

Subsequent to March 31, 2018, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $3.2 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.5 billion. The Government has also a line of credit for operations of $1.2 billion.

(6)

These amounts correspond to the debt of the Financing Fund to finance Government enterprises and entities not included in the reporting entity. As of 2018, this debt is included in the gross debt ($218 million as at March 31, 2018).

The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2018, net of a sinking fund balance of $24,429 million ($22,019 million as of March 31, 2017) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information presented in 2018-2019 Budget of March 27, 2018. These preliminary results are subject to change.

TABLE.22

Maturities of Government Funded Debt for Borrowings - Government
(dollar amounts in millions)(1)

Fiscal Year	Canadian		Australian	Swiss		Total	Total
Payable	Dollars	U.S. Dollars	Dollars	Francs	Euros	2017-2018	2016-2017
Year 1	21,220	–200	—	—	—	21,020	14,734
Year 2	14,577	24	—	—	–1	14,600	16,827
Year 3	12,092	104	—	—	—	12,196	14,340
Year 4	15,736	22	—	1	—	15,759	11,108
Year 5	13,637	23	—	—	—	13,660	15,507
1-5 years	77,262	–27	—	1	–1	77,235	72,516
6-10 years	54,173	–281	3	–2	–84	53,809	51,585
11-15 years	8,494	277	—	—	—	8,771	5,198
16-20 years	9,508	—	—	—	—	9,508	12,702
21-25 years	14,983	—	—	—	—	14,983	16,437
26-59 years	25,064	—	—	—	—	25,064	25,062
	189,484	–31	3	–1	–85	189,370	183,500

(1)

Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2018, after taking into account currency swap agreements and foreign exchange forward contracts, including unrealized currency gains of $257 million which will be amortized over the remaining term of this debt.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets. For that purpose, Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec and for liquidity purposes. However, Québec will be under no obligation to repay out of this general sinking fund any particular series of notes nor will any notes of designated series be redeemable for sinking fund purposes.

For the year ended March 31, 2017, the amount set aside for sinking fund purposes was $785 million and, at that date, the aggregate value of sinking funds was $22,019 million (including $12,110 million for the purpose of prudential liquidity), of which $8,273 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2018, the amount set aside for sinking fund purposes was $1,045 million and, at that date, the aggregate value of sinking funds was $24,429 million (including $13,260 million for the purpose of prudential liquidity), of which $9,378 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23

Guaranteed Funded Debt (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

							Average
						Average	Term to
					Preliminary	Interest Rate	Maturity
	2014	2015	2016	2017	Results 2018 (2)	2018 (%)	2018 (years)
Hydro-Québec	40,361	41,662	43,843	42,882	43,160	5.2	16.9
	40,361	41,662	43,843	42,882	43,160	5.2	16.9

(1)	Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the 2018-2019 Budget. These preliminary results are subject to change.

As of March 31, 2018, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $5,705 million, including $4,028 million borrowed from financial institutions under a student loan program and $1,677 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and transportation commissions) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24

Funded Debt of the Municipal Sector and Other Institutions
As of March 31
(dollar amounts in millions)(1)

					Preliminary
	2014	2015	2016	2017	Results 2018	(2)
Municipal Sector	22,622	23,305	23,846	24,058	24,505
Education Institutions(3)	819	814	875	898	898
	23,441	24,119	24,721	24,956	25,403

(1)

Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.

(2)	The Preliminary Results 2018 are based on financial information presented as at March 31, 2018 in the 2018-2019 Budget. These preliminary results are subject to change.
(3)	Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a large degree of autonomy since approximately 86% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Occupation du territoire supervises and controls the borrowings of all Québec municipal corporations and urban communities.

In 2016 (the most recent year for which information is available), local sector expenditure including school corporations totalled $33.5 billion, representing 27.6% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, decreased from $3,020.3 million in 2015 to $2,998.7 million in 2016. Net long-term debt of the municipal sector supported by local taxpayers increased from $20.5 billion as of December 31, 2015 to $20.9 billion as of December 31, 2016. This debt, as a percentage of real estate valuation, remained stable at 2.2% in 2015 and 2016.

Government’s Commitments

The following table shows information on the Government’s commitments for the repayment of the principal on borrowings made for capital expenditures by the educational institutions as well as by the municipal sector. The amounts for Fiscal 2018 are not yet publicly available.

TABLE.25

Government's Commitments(1)
As of March 31
(dollar amounts in millions)(2)

	2014	2015	2016	2017
Education Institutions	2,825	2,819	2,817	2,879
Municipal Sector	4,144	4,702	4,782	5,142
Others Beneficiaries	1,061	1,045	1,125	1,148
	8,030	8,566	8,724	9,169

(1)

Including commitments to repay loans from borrowings made by the Government on behalf of these entities. The debt covered by these commitments is included in the Funded Debt of Public Sector (see Table 20 “Funded Debt of Public Sector”).

(2)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2017 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Québec files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room. In addition, you may request a copy of these filings at no cost from Ministère des Finances du Québec, Documentation financière et conformité, 12, rue Saint-Louis, bureau 2.33, Québec, Québec, G1R 5L3, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION
The following table indicates present or future characteristics of the funded debt of Borrowings – Government outstanding as of March 31, 2018. Previous characteristics are not indicated.

TABLE. 26

Borrowings -Government outstanding as of March 31, 2018

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
A) Payable in Canadian Dollars
2021-12-01	2001-02-13	06-01 & 12-01	4.50	813,553,376	846,868,063	CA748148QY27	Real Return Bonds. Yields linked to the CPI for Canada
2022-03-03	2017-03-03	03-03 & 09-03	1.65	500,000,000	499,588,234	CA748148RW51	Green bond
2023-01-16	1993-03-04	01-16 & 07-16	9.375	2,202,200,000	2,227,463,640	US748148NX78	SFP(1) : 1994-01-16
2023-03-01	2018-03-01	03-01 & 09-01	2.45	500,000,000	499,287,300	CA748148BY81	Green bond
2023-03-30	1992-12-29	03-30 & 09-30	9.50	375,000,000	374,293,988	CA748148PA59
2026-04-01	1996-07-19	04-01 & 10-01	8.50	2,176,100,000	2,276,674,204	CA748148PZ01	SFP(1) : 1997-04-01
2026-12-01	1998-02-27	06-01 & 12-01	4.50	1,264,108,198	1,289,917,272	CA748148QG11	Real Return Bonds. Yields linked to the CPI for Canada
2029-10-01	1998-05-01	04-01 & 10-01	6.00	2,737,300,000	2,701,480,803	CA748148QJ59	SFP(1) : 1999-10-01
2031-12-01	2001-02-13	06-01 & 12-01	4.25	1,303,060,116	1,472,928,273	CA748148QZ9	Real Return Bonds. Yields linked to the CPI for Canada
2031-12-01	2002-11-13	06-01 & 12-01	3.441	27,876,526	27,876,315	CA748148RF29	Real Return Bonds. Yields linked to the CPI for Canada
2032-06-01	2000-06-27	06-01 & 12-01	6.25	4,200,200,000	4,163,328,073	CA748148QT3
2036-12-01	2003-07-28	06-01 & 12-01	5.75	4,082,900,000	4,182,475,006	CA748148RL9
Medium-Term Notes
2018-12-01	2008-01-22	06-01 & 12-01	4.50	4,500,000,000	4,505,237,703	CA74814ZDU45	SFP(3) : $500 million
2018-12-19	2013-12-19	03-19 & 06-19, 09-19 & 12-19	Floating	2,994,000,000	2,994,000,000	CA74814ZET62	CAD-BA (3 months) + 0.185%
2019-08-21	2014-05-21	02-21 & 05-21, 08-21 & 11-21	Floating	2,033,000,000	2,033,000,000	CA74814ZEU36	CAD-BA (3 months) + 0.165%; SFP(3) : $300 million
2019-12-01	2009-05-08	06-01 & 12-01	4.50	5,000,000,000	5,012,932,939	CA74814ZEE93
2020-06-10	2016-03-10	03-10 & 06-10, 09-10 & 12-10	Floating	1,000,000,000	1,000,000,000	CA74814ZEY57	CAD-BA (3 months) + 0.330%; SFP(3) : $1,000 million
2020-12-01	2004-12-07	06-01 & 12-01	5.00	100,000,000	99,683,921	CA74814ZDC47
2020-12-01	2010-04-09	06-01 & 12-01	4.50	6,400,000,000	6,521,470,232	CA74814ZEG42

				Canadian Dollars
		Interest
Maturity	Issue	Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2021-12-01	2011-02-08	06-01 & 12-01	4.25	7,500,000,000	7,664,416,623	CA74814ZEH25	SFP(3) : $1,500 million
2022-04-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,000,000,000	1,000,494,228	CA74814ZEZ23	CAD-BA (3 months) + 0.415%; SFP(3) : $1,000 million
2022-12-01	2011-12-02	06-01 & 12-01	3.50	6,900,000,000	7,053,381,372	CA74814ZEL37	SFP(3) : $400 million
2023-03-30	1995-08-09	03-30 & 09-30	9.50	194,500,000	195,409,252	CA74814ZAX11
2023-09-01	2012-12-05	03-01 & 09-01	3.00	6,370,000,000	6,363,442,186	CA74814ZEP41	SFP(3) : $1,760 million
2023-10-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,021,000,000	1,021,196,107	CA74814ZFA62	CAD-BA (3 months) + 0.545%
2024-09-01	2013-12-18	03-01 & 09-01	3.75	6,000,000,000	6,169,715,441	CA74814ZES89	SFP(1) : 2014-09-01
2024-10-13	2017-04-13	04-13 & 07-13, 10-13 & 01-13	Floating	1,500,000,000	1,501,134,521	CA74814ZFC29	SFP(3) : $870 million
2025-06-01	2004-12-08	06-01 & 12-01	5.35	652,000,000	662,621,924	CA74814ZDE03
2025-09-01	2015-01-12	03-01 & 09-01	2.75	6,000,000,000	6,099,741,822	CA74814ZEV19	SFP(2) : 2015-09-01
2026-04-01	1996-12-27	04-01 & 10-01	8.50	100,000,000	102,813,146	CA74814ZBH51	SFP(1) : 1997-04-01
2026-04-01	1999-01-12	04-01 & 10-01	8.50	90,000,000	99,872,228	CA74814ZCA99
2026-04-01	2003-07-22	04-01 & 10-01	5.50	74,332,000	73,987,291	CA74814ZCX9
2026-04-01	2007-04-01	04-01 & 10-01	7.50	165,850,000	165,850,000	CA74814ZDS98
2026-04-01	2011-04-01	04-01 & 10-01	6.40	90,000,000	90,000,000	CA74814ZEJ80
2026-09-01	2016-02-22	03-01 & 09-01	2.50	6,000,000,000	6,090,035,139	CA74814ZEX74	SFP(2) : 2016-09-01; SFP(3) : $250 million
2027-09-01	2017-01-30	03-01 & 09-01	2.75	6,000,000,000	6,063,904,622	CA74814ZFB46
2028-01-01	2008-06-20	04-01 & 07-01, 10-01 & 01-01	1.797	363,606,105	363,606,105	CA74814ZDV28	Real return medium-term notes. Yields linked to the CPI for Canada.
2028-04-01	1999-02-19	04-01 & 10-01	6.10	5,000,000	5,000,000	CA74814ZCD3
2035-04-01	1995-01-31	04-01	—	150,000,000	97,539,341	CA74814ZAH60	Others(1)
2035-04-01	1995-04-11	04-01 & 10-01	—	150,000,000	84,854,760	CA74814ZAS26	From 1999-04-01 to 2006-10-01: $2,000,000 each Interest Payment Date
2035-04-01	1995-04-13	04-01 & 10-01	—	100,000,000	56,722,776	CA74814ZAT09	Others(2)
2035-04-01	1997-12-15	04-01 & 10-01	6.50	300,000,000	297,741,205	CA74814ZBP7
2035-04-01	1999-02-02	—	—	456,000,000	236,171,955	CA74814ZCB72	Zero-coupon note
2036-12-01	2008-11-04	06-01 & 12-01	3.25	832,509,858	889,631,087	CA74814ZDW01	Real return medium-term notes. Yields linked to the CPI for Canada.

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	or ISIN Code	References
2038-12-01	2006-08-29	06-01 & 12-01	5.00	5,000,000,000	5,046,551,113	CA74814ZDK62
2039-10-01	1999-02-05	—	—	525,000,000	236,452,651	CA74814ZCC5	Zero-coupon note
2040-04-01	2000-05-25	04-01 & 10-01	Various	463,000,000	475,241,853	CA74814ZCJ0	Others(3)
2041-12-01	2009-09-22	06-01 & 12-01	5.00	9,200,000,000	9,845,899,847	CA74814ZEF68	SFP(1) : 2017-12-01
2043-07-08	2003-07-08	01-08 & 07-08	5.60	80,000,000	80,258,477	CA74814ZCW1
2043-12-01	2011-08-17	06-01 & 12-01	4.25	7,500,000,000	8,171,294,009	CA74814ZEK53	SFP(3) : $500 million; SFP(1) : 2017-12-01
2045-12-01	2013-04-30	06-01 & 12-01	3.50	10,000,000,000	9,833,992,780	CA74814ZER07	SFP(1) : 2013-12-01
2048-12-01	2015-09-28	06-01 & 12-01	3.50	8,000,000,000	8,591,840,604	CA74814ZEW91	SFP(1) : 2015-12-01
2049-09-21	2008-12-01	09-21 & 03-21	5.10	13,440,000	13,517,188	CA74814ZDX83
2051-09-21	2006-11-23	09-21 & 03-21	5.00	420,000,000	445,295,837	CA74814ZDN02
2053-09-21	2008-12-01	09-21 & 03-21	5.10	37,192,000	38,085,109	CA74814ZDY66
2056-12-01	2006-04-07	06-01 & 12-01	Various	1,500,000,000	1,490,204,699	CA74814ZDJ99	Others(4)
2057-09-21	2008-12-01	09-21 & 03-21	5.10	9,857,000	9,843,524	CA74814ZDZ32
2058-09-21	2008-12-01	09-21 & 03-21	5.10	38,326,000	40,261,453	CA74814ZEA71
2059-09-21	2008-12-01	09-21 & 03-21	5.10	6,294,000	6,296,415	CA74814ZEB54
2061-09-21	2009-02-11	09-21 & 03-21	5.00	25,000,000	25,125,883	CA74814ZEC38
2062-09-21	2006-11-23	09-21 & 03-21	6.70	150,000,000	203,318,053	CA74814ZDP59
2065-06-01	2009-03-02	06-01 & 12-01	Various	385,000,000	370,925,409	CA74814ZED11	Others(5)
2065-06-01	2012-05-22	06-01 & 12-01	Various	335,000,000	353,939,624	CA74814ZEM10	Others(6)
2065-09-21	2006-09-21	09-21 & 03-21	6.35	940,000,000	1,189,026,668	CA74814ZDM29
2075-06-01	2012-11-13	06-01 & 12-01	3.279	100,000,000	111,681,078	CA74814ZEN92	Others(7)
2076-12-01	2007-06-29	06-01 & 12-01	Various	500,000,000	490,794,763	CA74814ZDT71	Others(8)

				Canadian Dollars
	Issue	Interest Payment				CUSIP Number
Maturity Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	or ISIN Code	References
Savings Products
Savings Bonds
2018-2025		06-01	1.27 - 1.55	508,228,096	508,228,096		Put(1)
Other Savings Products
2018-2026		Various	Various	9,786,855,312	9,786,855,312
Receiver General of Canada
2019-2039	1999-2013	02-01 & 08-01	3.55 - 6.93	95,747,049	95,747,049		Put(2)
Immigrant Investor Program
2018-2023	2013-2018		1.15 - 2.69	5,588,000,000	5,332,268,552
Société d'habitation du Québec							Others(9)
2018-04-01	2015-04-01	1st of each month	0.790	400,585	11,261
2018-05-04	2014-05-04	4st of each month	1.980	130,391	5,648
2018-06-01	2013-06-01	1st of each month	1.670	85,978,176	50,623,565
2018-06-01	2016-06-01	1st of each month	0.980	7,415,394	934,816
2018-11-01	2013-11-01	1st of each month	2.000	29,962,775	13,691,860
2018-12-01	2016-12-01	1st of each month	0.950	286,061	107,904
2019-02-01	2017-02-01	1st of each month	0.980	164,140	75,621
2019-02-01	2014-02-01	1st of each month	2.080	16,534,922	8,613,483
2019-04-01	2017-04-01	1st of each month	1.050	1,540,587	838,485
2019-05-04	2014-05-04	4st of each month	1.980	31,572,162	12,298,353
2019-06-01	2016-06-01	1st of each month	0.930	13,021,909	5,469,667
2020-02-01	2017-02-01	1st of each month	1.120	8,498,957	5,462,143
2020-03-01	2015-03-01	1st of each month	0.980	15,858,151	8,164,507

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2020-04-01	2015-04-01	1st of each month	1.050	157,084,399	117,157,944
2020-04-01	2017-04-01	1st of each month	1.170	89,687	62,614
2020-06-01	2010-06-01	1st of each month	3.430	56,624,229	35,530,573
2020-07-01	1999-07-01	07-01	Various	4,388,252	1,064,069
2020-10-01	2010-10-01	1st of each month	3.130	94,942,095	42,469,677
2021-06-01	2016-06-01	1st of each month	1.140	328,134	287,287
2021-07-01	1999-07-01	07-01	Various	18,067,226	6,725,831
2021-07-01	2014-07-01	07-01	6.875	2,615,622	1,643,801
2021-12-01	2016-12-01	1st of each month	1.310	29,079,881	26,272,296
2022-01-01	2017-01-01	1st of each month	1.480	71,061,533	60,392,574
2022-02-01	2017-02-01	1st of each month	1.440	22,382,862	20,509,835
2022-07-01	1999-07-01	07-01	Various	25,132,662	9,676,433
2022-07-01	2014-07-01	07-01	7.875	1,248,432	867,700
2023-07-01	1973-07-01	07-01	7.625	466,925	173,003
2023-07-01	1998-07-01	07-01	7.750	367,558	158,301
2023-07-01	1999-07-01	07-01	Various	34,907,533	15,381,763
2023-12-01	1984-12-01	1st of each month	7.875	698,907	263,604
2024-07-01	1974-07-01	07-01	8.000	1,382,326	595,865
2024-07-01	1975-07-01	07-01	7.875	638,433	272,835
2024-07-01	1999-07-01	07-01	Various	62,117,382	29,929,186
2024-07-01	2008-07-01	07-01	7.750	805,552	472,417
2024-07-01	2014-07-01	07-01	7.500	83,794	64,760
2025-07-01	1975-07-01	07-01	7.875	6,034,832	2,841,392
2025-07-01	1976-07-01	07-01	7.875	153,278	72,292

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2025-07-01	1999-07-01	07-01	Various	36,110,549	19,246,974
2025-07-01	2014-07-01	07-01	7.500	1,268,524	1,017,220
2026-04-01	1999-04-01	04-01	5.944	53,464,692	27,577,566
2026-07-01	1999-07-01	07-01	Various	35,431,394	20,317,234
2027-04-01	1999-04-01	04-01	5.944	11,531,559	6,342,174
2027-04-01	2017-04-01	1st of each month	1.810	24,350,817	22,731,483
2027-07-01	1999-07-01	07-01	8.000	1,349,826	825,595
2028-04-01	1999-04-01	04-01	5.944	77,583,667	45,100,791
2028-07-01	1999-07-01	07-01	Various	7,283,852	4,649,299
2029-01-01	1981-01-01	01-01 & 07-01	Various	1,674,410	1,141,727
2029-04-01	1999-04-01	04-01	5.944	100,148,082	61,100,720
2029-07-01	1999-07-01	07-01	Various	12,255,097	8,290,158
2030-01-01	2000-01-01	01-01	Various	9,836,195	6,579,191
2030-04-01	1999-04-01	04-01	5.944	76,170,974	48,490,140
2030-07-01	1999-07-01	07-01	7.875	2,124,532	1,481,299
2031-04-01	1999-04-01	04-01	5.944	14,075,637	9,304,253
2032-04-01	1999-04-01	04-01	5.944	318,317	217,591
2032-07-01	1999-07-01	07-01	8.000	2,601,373	1,945,481
Others Consolidated Organizations
Various	Various	Various		977,068,731	977,068,731
Financement-Québec
2018-06-01	2012-12-12	03-01 & 06-01, 09-01 & 12-01	Floating	1,542,000,000	1,542,117,055		31739ZAU99
2018-12-01	2012-01-24	06-01 & 12-01	2.40	1,500,000,000	1,499,086,519		31739ZAS44
2019-05-29	2013-10-29	11-29 & 02-29, 05-29 & 08-29	Floating	1,000,000,000	1,000,000,000		31739ZAV72
2019-12-01	2012-07-13	06-01 & 12-01	2.45	1,500,000,000	1,499,699,409		31739ZAT27

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	or ISIN Code	References
2020-07-01	2010-07-01	07-01	3.46	132,883,809	44,708,873		Others(10)
2020-10-01	2010-10-01	10-01	2.87	1,237,230	408,568		Others(10)
2020-11-01	2010-11-01	11-01	2.77	7,771,505	2,558,174		Others(10)
2021-03-01	2011-03-01	03-01	3.54	8,468,601	2,856,412		Others(10)
2021-03-29	2011-03-29	03-29	3.23	122,531,060	40,928,481		Others(10)
2025-07-01	2010-07-01	07-01	3.83	3,465,730	2,088,439		Others(10)
2025-08-01	2010-08-01	08-01	3.59	980,300	586,620		Others(10)
2025-10-01	2010-10-01	10-01	3.35	1,063,800	632,107		Others(10)
2025-11-01	2010-11-01	11-01	3.28	218,431,000	129,521,793		Others(10)
2025-12-01	2010-12-01	12-01	3.59	36,000,000	21,542,701		Others(10)
2026-03-01	2011-03-01	03-01	3.92	110,500,163	66,760,019		Others(10)
2026-03-29	2011-03-29	03-29	3.65	5,981,834	3,585,856		Others(10)
2030-07-01	2010-07-01	07-01	4.04	279,650,462	205,693,963		Others(10)
2030-11-01	2010-11-01	11-01	3.50	21,360,569	15,484,528		Others(10)
2031-02-01	2011-02-01	02-01	3.95	42,858,800	31,449,221		Others(10)
2031-03-01	2011-03-01	03-01	4.12	21,464,580	15,821,353		Others(10)
2031-03-29	2011-03-29	03-29	3.89	193,460,374	141,731,811		Others(10)
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,548,899,290	31739ZAG06
				165,950,209,428	167,529,507,330
Adjustments relating to swap agreements				39,393,373,209	39,393,373,209
Total-Payable in Canadian Dollars				205,343,582,637	206,922,880,539

				Foreign Currency Units
						Equivalent in
Maturity	Issue	Interest	Coupon			Canadian	CUSIP Number
Date	Date(1)	Payment Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
B) Payable in foreign currency
Payable in United States Dollars
2018-05-14	2008-05-14	05-14 & 11-14	4.625	1,000,000,000	999,843,454	1,289,198,150	US748148RT21
2020-07-29	2010-07-29	01-29 & 07-29	3.50	1,500,000,000	1,498,560,121	1,932,243,420	US748148RU93
2021-08-25	2011-08-25	02-25 & 08-25	2.75	1,400,000,000	1,398,088,966	1,802,695,913	US748149AF82
2022-01-31	2017-01-31	01-31 & 07-31	2.375	2,000,000,000	1,998,630,254	2,577,033,850	US748149AM34
2023-02-13	2013-02-13	02-13 & 08-13	2.625	1,250,000,000	1,247,465,789	1,608,482,388	US748149AG65
2023-07-15	1993-07-08	01-15 & 07-15	7.50	1,000,000,000	999,414,695	1,288,645,308	US748148PB31	SFP(1) : 1994-07-15
2024-02-09	1994-02-09	02-09 & 08-09	7.125	1,000,000,000	998,933,356	1,288,024,669	US748148PD96	SFP(1) : 2004-02-09
2024-10-16	2014-10-16	04-16 & 10-16	2.875	1,600,000,000	1,591,466,472	2,052,036,869	US748149AH49
2026-04-20	2016-04-20	04-20 & 10-20	2.50	2,000,000,000	1,995,166,479	2,572,567,658	US748149AJ05
2026-12-01	1986-12-03	06-01 & 12-01	8.625	300,000,000	299,726,050	386,466,769	US748148KA05	SFP(2) : 1987-12-01 then SFP(1) : 1997-12-01
2027-04-12	2017-04-12	04-12 & 10-12	2.75	1,250,000,000	1,238,372,335	1,596,757,289	US748149AN17
2029-09-15	1999-09-24	03-15 & 09-15	7.50	1,500,000,000	1,497,338,996	1,930,668,902	US748148QR73
Medium-Term Notes
2018-08-07	1998-08-07	02-07 & 08-07	6.54	250,000,000	250,000,000	322,350,000	XS0089070485
2018-09-04	2015-09-04	03-04 & 06-04, 09-04 & 12-04	Floating	1,200,000,000	1,199,988,265	1,547,264,868	US748148RV76	USD-LIBOR (3 months) + 0.23%; SFP(3) : US $1,200 million
2019-06-01	2006-01-30	06-01 & 12-01	4.937	5,000,000	5,000,000	6,447,000	CA74814ZDF77
2019-07-21	2016-07-21	04-21 & 07-21, 10-21 & 01-21	Floating	1,000,000,000	1,000,066,524	1,289,485,776	US748149AL50	USD-LIBOR (3 months) + 0.28%; SFP(3) : US $1,000 million
2020-09-21	2017-09-21	03-21 & 06-21, 09-21 & 12-21	Floating	1,250,000,000	1,250,000,000	1,611,750,000	US748149AP64	USD-LIBOR (3 months) + 0.13%; SFP(3) : US $660 million
2020-12-01	2006-01-30	06-01 & 12-01	4.962	5,000,000	5,000,000	6,447,000	CA74814ZDG50
2026-01-30	1996-01-30	01-30 & 07-30	6.35	149,875,000	149,864,413	193,235,174	US74815HBZ47	Put(3) : January 30, 2016 & 2021
2026-02-27	1996-02-29	02-27 & 08-27	7.14	99,770,000	99,770,000	128,643,438	US74815HCB69	Put(3) : 2016-02-27
2026-03-02	1996-02-29	03-02 & 09-02	7.485	150,000,000	150,000,000	193,410,000	US74815HCA86
2026-03-06	1996-03-06	03-06 & 09-06	7.365	99,850,000	99,850,000	128,746,590	US74815HCC43

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
2026-03-10	1996-03-08	03-10 & 09-10	7.035	50,000,000	50,000,000	64,470,000	US74815HCD26
2026-04-09	1996-04-09	04-09 & 10-09	7.38	100,000,000	100,000,000	128,940,000	US748149AE18
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	64,470,000	US74815HCG56	Put(3) : 2016-04-15 & 2021-04-15
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	64,470,000	US74815HCF73
2026-07-22	1996-07-22	01-22 & 07-22	7.295	99,965,000	99,965,000	128,894,871	US74815HCJ95	Put(4) : 2006-07-22
2035-11-17	2005-11-17	05-17 & 11-17	5.40	75,000,000	74,861,925	96,526,966	US74815HCP5
2036-07-22	1996-07-22	01-22 & 07-22	7.97	160,000,000	160,000,000	206,304,000	US74815HCH30	Put(3) : 2016-07-22
				20,594,460,000	20,557,373,095	26,506,676,869
Adjustments relating to swap agreements				(16,403,035,204)	(16,403,035,204)	(21,150,073,592)
Total-Payable in United States Dollars				U.S.$4,191,424,796	U.S.$4,154,337,891	5,356,603,277
Payable in Japanese Yen
Medium-Term Notes
2018-08-20	2008-08-20	02-20 & 08-20	1.80	5,000,000,000	5,000,000,000	60,600,022	XS0382878345
2018-10-30	1996-10-30	04-30 & 10-30	3.97	1,700,000,000	1,699,794,156	20,601,513	US74815HCL42
2028-03-21	2013-03-21	03-21 & 09-21	1.305	5,000,000,000	5,000,000,000	60,600,022	XS0907860919
2029-04-03	2009-04-03	04-03 & 10-03	2.73	13,000,000,000	13,000,000,000	157,560,057	XS0420287897
2029-04-27	2009-04-30	04-27 & 10-27	2.90	3,000,000,000	3,000,000,000	36,360,013	XS0425476891
				27,700,000,000	27,699,794,156	335,721,627
Adjustments relating to swap agreements				(27,700,000,000)	(27,700,000,000)	(335,724,122)
Total-Payable in Japanese Yen				¥-	¥(205,844)	(2,495)

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number or
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	ISIN Code	References
Payable in Swiss Francs
Medium-Term Notes
2018-12-11	2009-02-11	12-11	3.875	200,000,000	200,044,335	269,695,907	CH0049484618
2021-12-17	2009-12-17	12-17	2.875	200,000,000	200,399,164	270,174,281	CH0107559392
2023-02-22	2013-02-22	02-22	1.125	250,000,000	249,970,212	337,005,010	CH205832618
2024-02-05	2014-02-05	02-05	1.50	200,000,000	199,321,478	268,721,365	CH0232842341
2024-11-21	2014-11-21	11-21	0.75	375,000,000	374,277,392	504,593,548	CH0258404455
				1,225,000,000	1,224,012,581	1,650,190,111
Adjustments relating to swap agreements				(1,225,000,000)	(1,225,000,000)	(1,651,521,330)
Total-Payable in Swiss Francs				SF-	SF(987,419)	(1,331,219)
Payable in Australian Dollars
Medium-Term Notes
2021-07-12	2011-07-12	01-12 & 07-12	6.50	225,000,000	224,946,121	222,754,966	AU0000QBCHF5
2025-03-10	2014-09-10	03-10 & 09-10	4.20	805,000,000	819,391,555	811,410,026	AU3CB0223774
2026-05-20	2015-11-20	05-20 & 11-20	3.70	560,000,000	580,923,473	575,264,813	AU3CB0234029
				1,590,000,000	1,625,261,149	1,609,429,805
Adjustments relating to swap agreements				(1,590,000,000)	(1,621,826,323)	(1,606,028,437)
Total-Payable in Australian Dollars				$A-	$A 3,434,826	3,401,368

				Foreign Currency Units
		Interest
Maturity	Issue	Payment	Coupon			Equivalent in	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code	References
Payable in Pounds Sterling
2020-03-15	1984-02-15	03-15 & 09-15	12.25	50,000,000	49,939,785	90,419,751
Medium-Term Notes
2022-05-24	2017-05-24	05-24	0.875	300,000,000	299,295,895	541,897,808	XS1617864621
				350,000,000	349,235,680	632,317,559
Adjustements relating to swap agreements				(350,000,000)	(350,000,000)	(633,701,418)
Total-payable in Pounds Sterling				£-	£ (764,320)	(1,383,859)
Payable in Hong Kong Dollars
2021-05-05	2016-05-05	05-05	1.95	540,000,000	540,000,000	88,720,183	XS1404844588
Adjustements relating to swap agreements				(540,000,000)	(540,000,000)	(88,720,183)
Total-payable in Hong Kong Dollars				HKD-	HKD-	-
Payable in Euros
2030-03-12	2010-03-12	03-12	4.14	75,000,000	75,000,000	119,005,173	—
2030-04-29	2010-04-29	04-29	4.02	35,000,000	35,000,000	55,535,747	—
2031-12-15	2011-12-15	12-15	3.50	27,000,000	27,000,000	42,841,862	—
2033-06-17	2013-06-17	06-17	2.644	65,000,000	65,000,000	103,137,817	—
Medium-Term Notes
2018-04-03	2006-04-03	04-03 & 07-03, 10-03 & 01-03	Floating	100,000,000	100,000,000	158,673,564	XS0248732264	EURIBOR (3 months)
2018-04-29	2008-04-29	04-29	4.75	1,250,000,000	1,249,992,522	1,983,407,684	XS0360897689
2019-01-11	1999-01-11	01-11	4/5/6/7.10	22,000,000	21,995,698	34,901,358	XS0092871242	Others(11)
2019-04-29	2009-04-29	04-29	5.00	1,500,000,000	1,499,377,473	2,379,115,674	XS0425413209
2023-07-17	2013-07-17	07-17	2.25	1,000,000,000	997,424,672	1,582,649,275	XS0953580981	SFP(3) : $1,358 million
2024-01-22	2014-01-22	01-22	2.375	1,000,000,000	994,439,913	1,577,913,252	XS1019493896
2025-01-15	2015-01-15	01-15	0.875	1,750,000,000	1,741,408,816	2,763,155,432	XS1167203881
2025-10-28	2015-10-28	10-28	1.125	1,100,000,000	1,091,976,252	1,732,677,636	XS1311586967
2027-05-04	2017-05-04	05-04	0.875	2,250,000,000	2,233,098,235	3,543,336,557	XS1606720131
				10,174,000,000	10,131,713,580	16,076,351,032
Adjustements relating to swap agreements				(9,174,000,000)	(9,174,000,000)	(14,556,712,761)
Total-payable in Euros				€ 1,000,000,000	€ 957,713,580	1,519,638,271
Total-payable in foreign currencies						6,876,925,342
Total-Funded Debt of Borrowings-Government						$213,799,805,881

(1) If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.

Sinking Fund Provisions (“SFP”):

(1)

As an invested sinking fund, Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 1% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(2)

As an invested sinking fund, Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 2% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(3)	Amount deposited by the Government in the general sinking fund for the purpose of prudential liquidity.

Puttable (“Put”):

(1)	Payable at par at the option of the holder at any time prior to maturity.

(2)	Held and callable in whole or in part, at par at the option of the Minister of Finance of Québec on six days’ notice subject to the requirements of the Canada Pension Plan.

(3)	Redeemable prior to maturity at the option of the holder in whole or in part, on the date indicated at par upon prior notice.

(4)	Redeemable prior to maturity at the option of the holder in whole or in part, from the date indicated and on any subsequent Interest Payment Date at par upon prior notice.

Others:

(1)

$6,000,000 annually for 1998-04-01 & 1999-04-01; $5,000,000 annually from 2000-04-01 to 2004-04-01; $35,000,000 for 2005-04-01; $5,000,000 for 2006-04-01; $55,000,000 for 2026 04-01 and $110,000,000 annually for 2034-04-01 & 2035-04-01.

(2)	$2,000,000 for each Interest Payment Date from 1999-04-01 to 2000-10-01 and from 2004-10-01 to 2007-10-01 (with the exception of 2006-04-01: $4,000,000).

(3)	Coupon rate represents the effective yield on the borrowing.

(4)	Interest payable first day of June and December at 10% from June 1, 2006 to December 1, 2015 and 5 % from June 1, 2037 to December 1, 2056.

(5)	Interest payable first day of June and December at 14% from June 1, 2009 to December 1, 2013 and 9 % from June 1, 2042 to June 1, 2065.

(6)	Interest payable first day of June and December at 10% from June 1, 2012 to December 1, 2018 and 5 % from June 1, 2041 to June 1, 2065.

(7)	Interest payable first day of June and December at 8% from December 1, 2012 to December 1, 2021 and 5 % from June 1, 2043 to June 1, 2075.

(8)	Interest payable first day of June and December at 8% from December 1, 2007 to December 1, 2017 and from June 1, 2039 to December 1, 2076.

(9)	Payable in installments including principal and interest.

(10)	Borrowings contracted with the Canada Mortgage and Housing Corporation under the municipal infrastructure low-cost loans program. Payable in annual installments, including principal and interest.

(11)	The Coupon will be 4.00% for the first five years, 5.00% for the years 6 to 10, 6.00% for the years 11 to 15, and 7.10% thereafter.